



# SOUTHERN PERU COPPER CORPORATION

# 02



INFORME ANUAL

**DECLARACIÓN DE RESPONSABILIDAD**

"El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Southern Peru Copper Corporation durante el año 2002. Southern Peru Copper Corporation se hace responsable por su contenido conforme a los dispositivos legales aplicables."



| **Hans A. Flury** | **José N. Chirinos** |
|---|---|
| Director Legal | Director de Contraloría y Finanzas |

**INFORMACIÓN SOBRE CONVERSIÓN:** Todos los tonelajes en esta memoria están expresados en toneladas métricas a menos que se indique lo contrario; para convertirlas a toneladas cortas se debe multiplicar por 1.102. Todas las distancias están en kilómetros; para convertirlas a millas se debe multiplicar por 0.62137. Todas las onzas son onzas troy. Todas las cantidades en U.S. dólares representan cantidades en dólares históricos, donde corresponda, o los dólares equivalentes de acuerdo con los principios de contabilidad generalmente aceptados en los Estados Unidos. "SPCC", "Southern Peru" o la "Compañía" [illegible] a Southern Peru Copper.

# Índice

02 Resultados operativos importantes

03 Principal información estadística de SPCC

04 Carta a los accionistas

08 Estadísticas de producción
Datos seleccionados por cinco años

09 Datos financieros y estadísticos
seleccionados por cinco años

10 Programa de expansión y modernización

11 Exploración

12 Relaciones comunitarias

14 Resultados de operaciones
para los años terminados el 31 de diciembre del 2002, 2001 y 2000.

15 Dividendos y capital accionario

17 Asuntos ambientales

19 Información general,
*Descripción de operaciones y desarrollo*

32 Directorio

# Resultados operativos importantes
(toneladas)

| Area de operación o planta | 2002 | | 2001 |
|---|---|---|---|
| **Toquepala** | | | |
| Material minado (000's) | **102,145** | **R** | 99,492 |
| Mineral molido (000's) | **17,595** | **R** | 17,182 |
| Concentrado producido | **446,389** | **R** | 442,105 |
| Contenido de Cu en concentrado | **125,424** | | 122,751 |
| Molibdeno producido | **4,215** | **R** | 4,098 |
| **Cuajone** | | | |
| Material minado (000's) | **99,589** | | 101,702 |
| Mineral molido (000's) | **29,756** | | 30,155 |
| Concentrado producido | **651,163** | | 611,946 |
| Contenido de Cu en concentrado | **168,208** | | 165,085 |
| Molibdeno producido | **4,104** | | 4,253 |
| **SX/EW** | | | |
| Soluciones beneficiadas (000's de m3) | **41,781** | **R** | 37,380 |
| Cátodos | **52,854** | | 54,428 |
| **Fundición** | | | |
| Concentrado fundido | **1,183,816** | **R** | 1,165,062 |
| Blíster producido | **316,493** | | 328,241 |
| **Refinería** | | | |
| Producción de cátodos | **281,669** | **R** | 277,260 |
| **Total Cu SPCC** | **366,961** | | 373,506 |
| **Total Cu SPCC (000's de libras)** | **809,009** | | 823,439 |
| **Total Mo** | **8,319** | | 8,351 |

**R:** Récords de producción

**Reservas de Cobre**

| Unidad | Reservas de mineral (000's de toneladas) al 31/12/02 | Contenido promedio de cobre (%) al 31/12/02 |
|---|---|---|
| **Toquepala** | | |
| Sulfuros | **640,853** | 0.74 |
| Lixiviable | **1,732,229** | 0.19 |
| **Cuajone** | | |
| Sulfuros | **1,153,018** | 0.64 |
| Lixiviable | **59,732** | 0.42 |

# Principal información estadística de SPCC

## Productividad
(Toneladas de cobre por empleado)


120,00
100,00
80,00
60,00
40,00
20,00
-
97
98
99
00
01
02

## Producción de cobre
(Toneladas)


350,000
340,000
330,000
320,000
310,000
300,000
290,000
280,000
97
98
99
00
01
02

## Producción de refinería
(Toneladas)


300,000
250,000
200,000
150,000
100,000
50,000
-
97
98
99
00
01
02

## Producción de SX / EW
(Toneladas)


60,000
50,000
40,000
30,000
20,000
10,000
-
97
98
99
00
01
02

## Ventas de cobre
(Toneladas)


380,000
370,000
360,000
350,000
340,000
330,000
320,000
97
98
99
00
01
02

# Carta a los accionistas

El año 2002 ha significado un gran desafío para los productores de metales, especialmente para los de cobre. Después de un drástico desplome de los precios en el 2001, el año 2002 se inició con un relativo optimismo en la recuperación de las principales economías del mundo y además, un crecimiento gradual de la demanda de cobre. Esas expectativas no se materializaron y, a las bajas cotizaciones del 2001, se sumó una caída de 1% en el precio promedio del cobre en el 2002. Aunque se ha mantenido una fuerte demanda por parte de China y algunos grandes productores disminuyeron su producción o cerraron algunas operaciones mineras con altos costos, la demanda mundial es débil y las condiciones del mercado del cobre siguen siendo muy difíciles.

En ese ambiente, Southern Peru tomó medidas adicionales para utilizar ampliamente sus activos y disminuir, aún más, sus costos operativos (-3.8 %). Este esfuerzo le permitió a la empresa incrementar la producción hasta alcanzar 764 millones de libras, 1.2% mejor que en 2001, y elevar sus utilidades netas de US $47 a US $61 millones, a pesar de una pérdida de producción de 5 millones de libras de cobre debido a un incidente laboral, declarado por la autoridad como ilegal, que detuvo la producción en Toquepala por varios días.

Por otro lado, no todas fueron noticias desalentadoras por parte de los mercados. El precio del molibdeno en el 2002 fue 60% más alto, llegando a cotizarse en $3.77 por libra, comparado con $2.36 por libra en el 2001. La plata, en la Bolsa de Productos de New York (COMEX), alcanzó $4.60 por onza durante el 2002, comparado con $4.36 por onza en el 2001. Ello se reflejó en mejores resultados para estos dos metales.

Las ventas de metales durante el 2002 totalizaron $664.7 millones; un incremento de 1.1% sobre el período del 2001, que fue de $657.5 millones. El molibdeno y la plata, los más importantes subproductos de la Compañía, representaron 11.9% del total de las ventas del 2002, comparado con 8.0% en el 2001. Para el año 2002, el molibdeno representó 9.0% de las ventas, la plata el 2.9% y el cobre el 88.1%.

La producción de SPCC se incrementó, principalmente, por las mayores leyes de mineral de Cuajone y por el mayor volumen tratado en la concentradora de Toquepala, debido en parte, desde septiembre, a la expansión de la planta. La producción de cobre SX/EW disminuyó en 3.5 millones de libras, debido al menor grado de las soluciones cargadas (PLS).

El incremento de la producción, así como el de la venta de productos de Southern Peru, permitió compensar la disminución en la cotización del cobre y alcanzar mejores utilidades netas correspondientes al año 2002. El incremento en los precios del molibdeno y la plata, aunado a los programas de recorte de costos, contribuyeron a mejorar estos resultados para el 2002. Los gastos administrativos y de producción también fueron reducidos. El costo del punto de equilibrio operativo disminuyó en 3.7 centavos por libra, hasta alcanzar 45.6

Las utilidades netas para el 2002 fueron 30% mayores que en el 2001.

centavos en el año 2002, frente a los 49.3 centavos en el 2001. Esta reducción representa una mejora de 7.5% sobre los costos del año 2001. Estos factores, en conjunto, incrementaron las utilidades hasta $60.6 millones, o utilidades diluidas por acción de 76 centavos, comparado con $46.6 millones o utilidades diluidas de 58 centavos por acción en el 2001, lo que representa una mejora de 30%.

A fines de agosto del 2002, el proyecto de expansión y modernización de la concentradora en Toquepala fue terminado con una inversión de $66.3 millones. Este proyecto incrementó la capacidad de tratamiento de la concentradora en Toquepala de 45,000 a 60,000 toneladas por día. El incremento en la producción permite a SPCC utilizar a plena capacidad la fundición en Ilo y la refinería, aprovechando concentrados de producción propia y generando ahorros adicionales al hacer innecesaria la adquisición de concentrados de terceros.

Adicionalmente a las mejoras hechas en Toquepala, en *Cuajone, con una inversión de $8.22 millones*, la empresa aumentó la capacidad de producción de cobre soluble de la planta de lixiviación, de 13.6 a 18 toneladas por día. Los trabajos finalizaron en abril del 2002.

Southern Peru, empresa que cuenta con una política corporativa responsable, ha invertido, a la fecha, una cantidad superior a los $300 millones de dólares en mejoras ambientales, importe superior a lo invertido en este concepto por todas las empresas mineras en el Perú.

Además, podemos sentirnos orgullosos que, desde 1996, nuestro Programa de Control Suplementario y las inversiones ambientales efectuadas cumplen con el estándar de Calidad de Aire (ECA – 172 µg/m3), establecido por el Ministerio de Energía y Minas del Perú a la firma del Programa de Adecuación y Manejo Ambiental (PAMA). No hay duda que estas inversiones han contribuido a la calidad del aire en Ilo.

Para completar la tercera y última fase de su programa ambiental, Southern Peru realizará nuevas inversiones, por montos superiores a los realizados. Con ello terminará con sus compromisos PAMA y habrá culminado uno de los más ambiciosos proyectos ambientales del Perú.

Southern Peru lleva a cabo, además, un programa de exploraciones en todo el país, orientado al descubrimiento principalmente de recursos de cobre y oro, así como de zinc, plata y plomo. Los proyectos se vienen desarrollando en las diferentes zonas mineralizadas especialmente de sistemas porfiríticos para cobre y *cobre-oro, así como en sistemas epitermales para* metales preciosos.

Se han ubicado áreas prospectivas sobre las cuales se vienen desarrollando trabajos de exploración, como los proyectos Chancas, íntegramente de propiedad de SPCC, y Tantahuatay, en sociedad de riesgo con otras mineras (*joint venture*), entre otros, habiéndose conseguido resultados de éstos y con posibilidades de desarrollar algunos proyectos en el futuro.

En el año 2002, se establecieron nuevos récords de producción y seguridad industrial, incluyendo:

- La mina Toquepala registró volumen récord de producción de concentrados 446,389 toneladas.
- Las soluciones minerales beneficiadas en la Planta SXEW fueron 41.78 millones de metros cúbicos, los mayores hasta ahora.
- La fundición alcanzó una fusión récord de 1'183,816 toneladas de concentrados.
- La refinería produjo 281,669 toneladas de cátodos electrolíticos.
- La mina Toquepala también incrementó su producción de molibdeno, de 4,098 a 4,215 toneladas.
- El número de accidentes incapacitantes ha disminuido de 337 ocurridos en el año 1985 a 25 en el año 2002; los índices de frecuencia, severidad y accidentabilidad muestran mejores valores que los de la media estadística para operaciones mineras en el Perú.

Southern Peru prevé que, cuando estén terminados todos los proyectos de ampliación y modernización de la Compañía, su capacidad de producción superará los 900 millones de libras de cobre por año y se reducirá aún más el punto de equilibrio operativo, de los actuales 45.6 centavos de dólar por libra de cobre.

A nombre del Directorio de Southern Peru, expresamos nuestro agradecimiento a los trabajadores y directivos por su esforzado trabajo y su dedicación, a nuestros clientes por su confianza y lealtad y a ustedes, nuestros accionistas, por su permanente apoyo.



Germán Larrea Mota-Velasco
Presidente del Directorio y Presidente Ejecutivo



Oscar González Rocha
Presidente y Director General

Nuevo molino de bolas en la concentradora de Toquepala



# Estadísticas de producción. Datos seleccionados por cinco años

## Southern Peru Copper Corporation y Subsidiarias

| Producción de cobre | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Minas** (contenido de cobre en miles de libras) | | | | | |
| Toquepala | **276,513** | 270,619 | 232,886 | 256,387 | 246,783 |
| Cuajone | **370,834** | 363,951 | 394,548 | 379,995 | 315,640 |
| SX/EW | **116,524** | 119,993 | 123,602 | 109,225 | 104,026 |
| Total minas | **763,871** | 754,563 | 751,036 | 745,607 | 666,449 |
| **Fundición** (contenido de cobre en miles de libras) | | | | | |
| De concentrados SPCC | **632,910** | 636,844 | 606,965 | 605,150 | 536,036 |
| De concentrados comprados | **64,836** | 86,800 | 45,267 | 32,986 | 111,732 |
| Total fundición | **697,746** | 723,644 | 652,232 | 638,136 | 647,768 |
| **Refinerías** (miles de libras de cobre) | | | | | |
| Ilo | **620,974** | 611,254 | 583,658 | 552,738 | 543,404 |
| SX/EW | **116,524** | 119,993 | 123,602 | 109,225 | 104,026 |
| Total refinerías | **737,498** | 731,247 | 707,260 | 661,963 | 647,430 |
| **Ventas de cobre** (miles de libras) | | | | | |
| Refinado | **621,197** | 612,138 | 582,724 | 553,246 | 542,786 |
| Blíster | **68,619** | 84,302 | 57,775 | 66,169 | 105,374 |
| Concentrados | | | 17,083 | 21,433 | 17 |
| SX/EW | **115,826** | 120,688 | 123,258 | 109,024 | 103,937 |
| Total ventas de cobre | **805,642** | 817,128 | 780,840 | 749,872 | 752,114 |
| **Molibdeno** (contenido en concentrados, miles de libras) | | | | | |
| **Minas** | | | | | |
| Toquepala | **9,292** | 9,035 | 8,243 | 6,993 | 6,039 |
| Cuajone | **9,048** | 9,377 | 7,639 | 5,070 | 3,520 |
| Total producido | **18,340** | 18,412 | 15,882 | 12,063 | 9,559 |
| Ventas de molibdeno | **18,178** | 18,511 | 16,043 | 11,836 | 9,677 |
| **Plata** (miles de onzas) | | | | | |
| **Fundición** (en blíster) | | | | | |
| Concentrados Ilo SPCC | **3,710** | 3,829 | 4,188 | 3,378 | 2,890 |
| **Refinería** | | | | | |
| Ilo | **3,660** | 3,452 | 3,343 | 2,796 | 2,735 |
| **Ventas de Plata** | | | | | |
| Refinado | **3,645** | 3,498 | 3,454 | 2,739 | 2,724 |
| En blíster | **389** | 453 | 411 | 497 | 564 |
| En concentrados | **--** | --- | 220 | --- | --- |
| Total ventas de plata | **4,034** | 3,951 | 3,975 | 3,236 | 3,288 |

# Datos financieros y estadísticos seleccionados por cinco años

## Southern Peru Copper Corporation y Subsidiarias

| **Por los años terminados el 31 de diciembre de**<br>(en millones de dólares excepto por los montos por acción y trabajadores) | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Estados consolidados de ingresos** | | | | | |
| Ventas netas | **$ 665** | $ 658 | $ 711 | $ 585 | $ 628 |
| Costos y gastos operativos (1) | **546** | 568 | 561 | 539 | 558 |
| Resultado de operación | **119** | 89 | 150 | 46 | 70 |
| Participación minoritaria de | | | | | |
| Acciones de Inversión en los | | | | | |
| Ingresos de la Sucursal del Perú | **1** | 1 | 2 | --- | --- |
| Pérdida Extraordinaria | **(9)** | (2) | --- | --- | --- |
| **Utilidad neta** | **$ 61** | $ 47 | $ 93 | $ 29 | $ 55 |
| **Montos por acción** | | | | | |
| **Utilidad neta básica y diluida** | **$ 0.76** | $ 0.58 | $ 1.16 | $ 0.37 | $ 0.68 |
| **Dividendos pagados** | **$ 0.36** | $ 0.36 | $ 0.34 | $ 0.152 | $ 0.51 |
| **Balances generales consolidados** | | | | | |
| Total activos | **1,752** | $ 1,823 | $ 1,771 | $ 1,545 | $ 1,526 |
| *Efectivo y valores negociables* | **148** | 213 | 149 | 11 | 198 |
| Deuda total | **299** | 396 | 347 | 223 | 234 |
| Patrimonio | **1,241** | 1,209 | 1,192 | 1,126 | 1,109 |
| **Estado consolidado de flujos de efectivo** | | | | | |
| Efectivo proveniente de actividades operativas | **$ 142** | $ 151 | $ 161 | $ 63 | $ 151 |
| Dividendos pagados | **21** | 29 | 27 | 12 | 41 |
| Gastos de capital | **77** | 114 | 109 | 223 | 223 |
| Depreciación y agotamiento | **68** | 76 | 77 | 74 | 61 |
| **Capital accionario** | | | | | |
| Acciones comunes en circulación | **14.1** | 14.1 | 14.1 | 14.1 | 13.9 |
| NYSE Precio – máximo | **$ 15.54** | $ 14.95 | $ 16-7/16 | $ 18-1/16 | $ 16-11/16 |
| Precio – mínimo | **$ 10.82** | $ 8.80 | $ 11.00 | $ 8-7/16 | $ 8-3/4 |
| Acciones comunes Clase A en circulación | **65.9** | 65.9 | 65.9 | 65.9 | 65.9 |
| Valor en libros por acción | **$ 15.71** | $ 15.12 | $ 14.90 | $ 14.07 | $ 13.88 |
| P/E ratio | **20.67** | 26.07 | 12.84 | 38.03 | 13.88 |
| **Ratios financieros** | | | | | |
| Activo corriente a pasivo corriente | **3.1 8** | 1.9 | 3.3 | 2.4 | 4.2 |
| Deuda como porcentaje de capitalización | **19.3%** | 24.5% | 22.4% | 16.3% | 17.1% |
| Trabajadores (al final de año) | **3,575** | 3,726 | 3,682 | 3,844 | 4,557 |

Notas a los datos financieros y estadísticos seleccionados por cinco años:
(1) Incluye la provisión para la participación de los trabajadores de $8.9 millones, $5.9 millones, $12.1 millones, $3.4 millones y $10.6 millones en los años terminados al 31 de diciembre del 2002, 2001, 2000, 1999 y 1998.

# Programa de expansión y modernización

Informe Anual

02

El proyecto de expansión de las instalaciones de lixiviación de Cuajone aumentó la capacidad de producción en 33.3%.

El proyecto de expansión y modernización de la concentradora de Toquepala se terminó a fines de agosto del 2002 a un costo de $66.3 millones en comparación con un presupuesto aprobado de $69.5 millones. El proyecto ha aumentado la capacidad de procesamiento de mineral de la concentradora de 45,000 toneladas a 60,000 toneladas diarias, por lo tanto ha aumentado la producción anual de concentrado en 150,000 toneladas. El aumento de la producción de concentrado le da ahora a SPCC la capacidad de llenar la fundición de Ilo sin tener que comprar material más caro de terceros.

El proyecto de expansión de las instalaciones de lixiviación de Cuajone se terminó en abril del 2002 a un costo de $8.2 millones comparados con un presupuesto aprobado de $12.0 millones. El proyecto aumentó la capacidad de cobre soluble de 13.5 toneladas a 18 toneladas diarias. La producción en el 2002 fue de 5,182 toneladas de cobre en comparación con las 3,861 toneladas en el 2001.

En el 2002, la Compañía terminó el proyecto de mejoramiento de la planta de cal y coquina de Ilo a un costo de $8.6 millones de un presupuesto aprobado de $9.0 millones. La capacidad de producción de cal aumentó de 182 toneladas a 227 toneladas diarias, satisfaciendo los requerimientos ambientales del Programa de Adecuación y Manejo Ambiental (PAMA).

En el 2002, la Compañía terminó un estudio de factibilidad para la expansión de la capacidad de producción de la refinería de Ilo a 360,000 toneladas por año, un aumento de 80,000 toneladas por año sobre la capacidad actual. Los resultados del estudio fueron favorables y serán considerados para la expansión de la fundición de Ilo.

Los estudios de factibilidad para utilizar tecnología para la trituradora, correas transportadoras y esparcidor en los botaderos de la mina de Toquepala terminaron en diciembre del 2002 con una recomendación favorable. El propósito principal es el de reemplazar el transporte de mineral lixiviable en camiones con un sistema de transporte de mineral triturado empleando las correas transportadoras hasta los botaderos donde el mineral será colocado con esparcidores para preparar los botaderos para el proceso de lixiviación. Se espera un ahorro importante en el costo operativo de la mina. El 30 de enero del 2003, el Directorio aprobó el proyecto para que se iniciara inmediatamente la etapa de ingeniería. La inversión estimada para este proyecto es de $69.7 millones, con un tiempo estimado para la terminación de 24 meses.

El proyecto para la construcción de represas auxiliares en Quebrada Honda (la represa de embalse de relaves de la Compañía) está en proceso. Este proyecto incluye la construcción de tres represas auxiliares que evitarán que el agua decantada en el reservorio de la presa de Quebrada Honda entre a la Quebrada Santallana; estas represas también servirán como

Convertidor Peirce Smith y olla en fundición de Ilo



represas iniciales en caso de que SPCC decida aumentar el volumen de la mencionada represa en Quebrada Honda mediante el sistema actual de cicloneo.

Los estudios de investigación para la disposición de relaves de Toquepala y Cuajone están en progreso. El objeto de estos estudios es el de disminuir los costos operativos con tecnología de relaves espesos y recuperar el agua utilizada en el proceso. La recuperación y reuso del agua mejorará los costos de producción y conservará los escasos recursos hídricos.
Se han terminado estudios a nivel de laboratorio; y está en proceso una licitación para la segunda etapa, a nivel de planta piloto. A diciembre del 2002, se habían gastado $0.4 millón de un presupuesto aprobado de $2.1 millones.

El proyecto de inversión de capital más grande y significtivo de la Compañía es la expansión y modernización de la fundición de Ilo. Este proyecto modernizará la fundición y su objetivo es el de capturar no menos del 92% de las emisiones de $SO_2$, en cumplimiento con los requerimientos del PAMA, resolviendo la situación ambiental en la región de Ilo.

La Compañía ha recibido propuestas de tres empresas internacionales de construcción e ingeniería (dos propuestas adicionales están pendientes y se espera recibirlas en mayo del 2003) y está evaluando estas propuestas mientras continúan las discusiones con el gobierno relativas a los incentivos. Durante la etapa de evaluación, la Compañía ya ha invertido $69 millones en este proyecto hasta el 2002.

## Exploración

En el año 2002, se ha continuado con el programa de perforación diamantina en el Proyecto Chancas, habiéndose realizado 17,500 metros, de los 20,000 metros programados.

Las pruebas metalúrgicas se han terminado. El recurso actual es del orden de 200 millones de toneladas con leyes de cobre del orden de 1.0%, 0.07% de molibdeno y 0.12 gramos de oro por tonelada.

También se ha realizado un programa de perforación diamantina complementario de 3,169 metros en el sector de "Tantahuatay 2". Se ha recalculado el recurso en este sector, de manera que a diciembre del 2002, las reservas de cobre se estiman en 14.5 millones de toneladas de mineral con leyes de 0.85 gramos de oro por tonelada y 16 gramos de plata por tonelada en óxidos en este sector. Los recursos del sector de "Ciénaga" alcanzan 12.6 millones de toneladas con 0.93 gramos de oro por tonelada y 9.5 gramos de plata por tonelada de óxidos. En total, los recursos serían de 27.1 millones de toneladas, con una ley promedio de 0.89 gramos de oro por tonelada y 13.0 gramos de plata por tonelada. SPCC mantiene una participación de 44.245% en el proyecto Tantahuatay.



Nuevo carro distribuidor de mineral fino en la concentradora de Toquepala
Escoriador en horno reverbero de fundición de Ilo
Cátodos en patio de refinería de Ilo – control previo al envío a puerto

El programa de perforación diamantina en el Proyecto Chancas tiene un avance del orden de 87.5%.



Southern Peru lleva a cabo un programa de exploraciones en toda el país, orientado al descubrimiento de recursos, principalmente de cobre y oro, así como de zinc, plata y plomo. La Compañía ha obtenido resultados que podrían llevar a desarrollar alguna de estas áreas. Para el 2003, se ha programado realizar 15,000 metros de perforación diamantina.

Al momento, la Corporación controla 114,807 hectáreas de derechos mineros propios y 42,838 hectáreas de derechos mediante asociaciones de negocios (*joint ventures*) con otras compañías.

## Relaciones comunitarias

Durante el año 2002, SPCC ha continuado con su objetivo de coparticipar con diversas instituciones, tanto públicas como privadas, así como, con las propias comunidades y/o centros poblados, en el desarrollo de proyectos de inversión social, orientados íntegramente hacia el logro del desarrollo sostenible, mejorando la calidad de vida de cerca de 4,800 familias.

El programa experimental en Torata continúa con resultados alentadores. Este programa está diseñado para el desarrollo de cultivo de hierbas aromáticas y frutales con riego tecnificado, con muy buenos resultados, logrando un incremento de la productividad de hasta 50% y un ahorro de agua que alcanza el 60%. También continúan los trabajos de construcción del proyecto trasvase del Canal Chilligua, el cual, cuando esté culminado, incrementará el caudal del río Torata en 300 litros por segundo que contribuirán en afianzar la frontera agrícola.

Asimismo, en la comunidad campesina de Huaytire, a 4,500 msnm, se está trabajando un programa de mejoramiento genético con finos ejemplares de alpacas de la raza Suri; paralelamente, se desarrolla un proyecto de cultivo de pastos de altura con la finalidad de elevar la productividad de las 20,000 cabezas de camélidos sudamericanos de la zona. Para la zona de Tacalaya, se coordinó la firma de un convenio con la comunidad y el CONACS (Consejo Nacional de Camélidos Sudamericanos) para un amplio programa de crianza de vicuñas. En Candarave, se logró concertar con diversas comunidades y conformar cuadros de trabajo para la cristalización de varios convenios de desarrollo agroganaderos; de esta forma se desarrolla un programa de mejoramiento genético mediante la compra y distribución de finos ovinos de raza Hampshire Down. Adicionalmente, la Compañía ha participado en proyectos de mejoramiento de infraestructura de riego mediante la construcción de canales, reservorios y el otorgamiento de semillas mejoradas para la siembra en diversas comunidades. También se desarrollaron programas de capacitación en

Nueva línea de chancado en concentradora de Toquepala


WEMCO

Nuevas celdas *rougher* de gran volumen en la concentradora de Toquepala



Planta de ácido sulfúrico en la fundición de Ilo

aspectos de fortalecimiento organizacional, de tal forma que las comunidades se constituyan en las protagonistas e impulsoras de su propio desarrollo. Asimismo, se firmó un convenio con la Autoridad Técnica de Riego de la Zona y la Universidad Nacional de Ingeniería para los estudios de afianzamiento del río Callazas, que irriga a toda la provincia de Candarave.

Estos y otros programas han permitido mantener relaciones armoniosas y positivas con las comunidades donde opera la Compañía. SPCC jugó un papel importante en los días siguientes a los devastadores efectos del friaje que azotó a diversas zonas alto andinas. La Compañía prestó socorro inmediato mediante la provisión de pan, ropa y medicamentos a algunas poblaciones en emergencia.

## Resultados de operaciones para los años terminados el 31 de diciembre del 2002, 2001 y 2000

En el 2002, SPCC declaró utilidades netas por $60.6 millones o utilidades diluidas de $0.76 por acción, comparado con utilidades netas de $46.6 millones, o utilidades diluidas de $0.58 por acción en el 2001 y $92.9 millones o utilidades diluidas de $1.16 por acción en el 2000.

El incremento en los resultados de la Compañía en el 2002, comparado con el 2001, se debe principalmente al aumento de los precios del molibdeno y la plata, los subproductos más importantes de la Compañía, a pesar de una pequeña caída en los precios y el volumen del cobre.

El precio promedio del cobre durante el 2002 en la Bolsa de Valores de Londres (LME) y la Bolsa de Productos de Nueva York (COMEX) fue de 71 y 72 centavos de dólar por libra,

Se implementaron programas de capacitación entre varias comunidades, para que éstas se conviertan en protagonistas e impulsoras de su propio desarrollo.



respectivamente, comparado con 72 y 73 centavos por libra del año anterior.

Además de lo mencionado, los programas de reducción de costos continuaron durante el año 2002 y contribuyeron a la mejora en los resultados. Los costos administrativos y de producción también fueron reducidos. El costo operativo de equilibrio fue reducido en 3.7 centavos por libra para alcanzar 45.6 centavos en el año 2002, comparado con los 49.3 centavos logrados en el 2001. Esta reducción representa una mejora de 7.5% sobre los costos del 2001.

**Ventas netas:** Las ventas netas en el 2002 fueron $664.6 millones, comparadas con $657.5 millones en el 2001 y con $711.1 millones en el 2000. Las ventas aumentaron en el 2002 en $7.1 millones debido al incremento en el precio del molibdeno y la plata, los más importantes subproductos de la Compañía, a pesar de una leve caída en el precio y el volumen del cobre.

**Precios:** Los precios de venta de los metales de la Compañía se establecen principalmente por referencia a los precios cotizados en la Bolsa de Metales de Londres (LME), la Bolsa de Productos de Nueva York (COMEX) o los publicados en el Platt's Metals Week, para precios promedio de óxidos de distribuidor, en el caso de molibdeno.



| Datos sobre volúmenes / Precios | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Precio promedio de metales** | | | |
| Cobre (por libra – LME) | **$ 0.71** | $ 0.72 | $ 0.82 |
| Cobre (por libra – COMEX) | **$ 0.72** | $ 0.73 | $ 0.84 |
| Molibdeno (por libra) | **$ 3.77** | $ 2.36 | $ 2.55 |
| Plata (por onza – COMEX) | **$ 4.60** | $ 4.36 | $ 4.97 |
| **Volumen de ventas** (en miles) | | | |
| Cobre (libras) | **805,600** | 817,128 | 780,840 |
| Molibdeno (libras) (1) | **18,178** | 18,511 | 16,043 |
| Plata (onzas) | **4,034** | 3,951 | 3,975 |

(1) La producción de molibdeno de la Compañía se vende en forma de concentrados. El volumen representa las libras de molibdeno contenidas en concentrados.

## Dividendos y capital accionario

La Compañía pagó dividendos a los accionistas por $28.7 millones, incluyendo $7.2 millones usados por la Compañía para honrar una cuenta por cobrar vencida, o $0.36 por acción en el 2002, comparado con $28.8 millones o $0.362 por acción en el 2001 y $27.2 millones o $0.340 por acción en el 2000.

Las distribuciones a la participación minoritaria de las acciones de inversión fueron de $0.3 millón, $0.5 millón y $0.5 millón 2002, 2001 y 2000 respectivamente.

El 30 de enero del 2003, se declaró un dividendo trimestral de $0.092 por acción común, totalizando $7.4 millones, pagadero el 11 de marzo del 2003. La política de pago de dividendo de la Compañía continúa siendo revisada en cada reunión del Directorio, teniendo en consideración el actual programa intensivo de inversión de capital, incluyendo la modernización de la fundición, y el flujo de efectivo futuro que se espera obtener por las operaciones.

Trabajador observando el nuevo molino de bolas de la concentradora Toquepala
Personal en el taller de volquetes de la mina Cuajone
Vista panorámica celdas electrolíticas de refinería de cobre de Ilo



Vista aérea de la concentradora de Cuajone. se aprecia la planta de molienda y flotación, los espesadores y planta de chancado

## Asuntos ambientales

Las operaciones de la Compañía están sujetas a la legislación y reglamentos peruanos. Como parte de estos requerimientos legales-ambientales, SPCC presentó su Programa de Adecuación y Manejo Ambiental (PAMA) al Gobierno Peruano en el año 1996 el cual incluía las operaciones en actividad que no contaran con un estudio de impacto ambiental hasta esa fecha. El PAMA de la Compañía, aprobado por el Ministerio de Energía y Minas ("MEM") del Perú, disponía que la fundición sería modernizada en un proyecto de dos fases; la primera fase a completarse a fines del 2003 y la segunda fase hacia enero del 2007. En enero del 2002, el MEM aprobó el proyecto modificado de una fase, que sería iniciado en el cuarto trimestre del 2002 y terminado en diciembre del 2004.

Dadas las actuales condiciones económicas, políticas y de mercado, en noviembre del 2002, la Compañía presentó una nueva solicitud al MEM, para reprogramar el cronograma de la modernización de la fundición, empezando hacia fines del 2003, terminando no más del 2007. El 28 de febrero del 2003, el MEM comunicó su negativa a la solicitud de la Compañía para reprogramar el cronograma, estableciendo que una vez que la Compañía tome una acción concreta para implementar el proyecto y pueda demostrar su iniciación, SPCC tendría todo el derecho de solicitar dicha reprogramación.

Además, en marzo del 2003, en un programa regular bianual de revisión del proceso ambiental de las actividades de SPCC, el MEM notificó a la Compañía demandándole cumplir con los compromisos establecidos en el PAMA en un plazo de 90 días. La notificación del MEM ordena a la Compañía a comenzar el proyecto de modernización y satisfacer los requerimientos de inversión del PAMA de $77.4 millones en dicho período de 90 días. De acuerdo a la legislación aplicable, si SPCC no cumple con la notificación del MEM, estaría sujeta a una primera multa que podría alcanzar los $ 20,000. Posteriores multas (por períodos de 90 días) se basarían en la diferencia entre los montos efectivamente invertidos y los comprometidos en el PAMA. La Compañía considera que el monto de las multas a pagar no afectará materialmente su posición financiera, los resultados de operación o sus flujos de efectivo en períodos futuros. La Compañía está segura que será capaz de resolver estos asuntos con el MEM y le ha asegurado que tiene la intención de cumplir totalmente con los compromisos del PAMA. El MEM ha anunciado que es poco probable que disponga el cierre de la fundición.

La Compañía ha recibido propuestas de tres firmas de construcción e ingeniería internacionales (dos propuestas más están pendientes y se espera recibirlas en mayo del 2003) y las está evaluando, mientras continúa conversaciones con el gobierno en relación a incentivos. En tanto, la Compañía está en el proceso de evaluación, ya se han invertido $63 millones en este proyecto, hasta el 2002.

Se anticipa que el proyecto se iniciará entrado el año 2003, si es que se consiguen las condiciones apropiadas. Se estima que la construcción del proyecto requiera de 36 meses y que se termine en enero del 2007, la fecha límite establecida en el PAMA. El costo del proyecto había sido estimado en más de US$600 millones, pero aún no se ha terminado la evaluación de las nuevas propuestas.

La Compañía cuenta con recursos suficientes para empezar el proyecto, pero requerirá de importantes cantidades de dinero para su terminación. La Compañía cuenta con un programa aprobado para la emisión de US$750 millones en bonos desde diciembre del 2001. A la fecha, ya se han emitido US$142 millones en el Perú.



No hay garantía que la totalidad del proyecto de la fundición pueda ser financiado con la emisión de bonos en el Perú. La Compañía podría financiar la porción no cubierta con recursos del mercado peruano con fondos operativos, o con endeudamiento adicional en el mercado internacional.

A partir de noviembre de 1995, Southern Peru puso en operación y continúa operando el Programa de Control Suplementario (SCP), un esfuerzo voluntario mediante el cual se restringe la producción de la fundición durante los períodos de condiciones meteorológicas adversas. Durante el año 2002, este programa, conjuntamente con la operación de la planta de ácido sulfúrico de la fundición, que produjo más de 355,000 toneladas, ha contribuido a mejorar efectivamente la calidad del aire en Ilo. Además de los programas ambientales para mejorar la calidad del aire, la Compañía continúa obteniendo buenos resultados con los programas de remediación tanto en la bahía de Ite como en el programa de remoción de escorias en las playas al norte de la fundición.

Los gastos relacionados con el ambiente para el período 1997 - 2002 fueron de más de $148 millones. Una vez que se inicie el Proyecto de Ampliación y Modernización de la Fundición, la Compañía estima realizar importantes gastos de capital para el control ambiental a partir del 2003. Aproximadamente $55 millones han sido presupuestados para el proyecto de la fundición en el 2003.

Además, la Compañía espera que el MEM emita durante el 2003, nuevas regulaciones que fijen el marco legal para las obligaciones de remediación para el sector minero. Es probable que se requieran gastos de capital adicionales para cumplir con estas nuevas regulaciones.



Operador en taller de tornos en la mina Cuajone
Nuevo espesor de relaves de alta eficiencia en la concentradora de Toquepala
Carro volteador de escorias -kamag- en operación en la fundición de Ilo

Los gastos relacionados con medio ambiente para el período 1997-2002 fueron de más de $ 148 millones.

# Información general, descripción de operaciones y desarrollo

## Datos relativos a su constitución y a su inscripción en los registros públicos:

SPCC es una corporación constituida de acuerdo a las leyes del estado de Delaware en los Estados Unidos de Norteamérica. Actúa en el Perú por intermedio de una sucursal, la que fue establecida por escritura pública otorgada ante Notario Público de Lima, Dr. Ricardo Fernandini Arana de fecha 6 de noviembre de 1954.

Por escritura pública de fecha 6 de abril de 1998, otorgada ante Notario Público de Lima, Dr. Carlos A. Sotomayor Bernós, la Compañía se adecuó a las disposiciones de la Ley N° 26887 "Ley General de Sociedades", la que quedó inscrita en la Partida Electrónica 03025091 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao (antes Asiento N° 384 de la ficha N° 2447 del Registro de Personas Naturales y Jurídicas Mineras del Registro Público de Minería).

Ver también: "Breve reseña histórica desde la constitución de la empresa".

**Breve descripción:** Southern Peru Copper Corporation (SPCC) es un productor de cobre integrado. Opera las minas de Toquepala desde 1960 y Cuajone desde 1976, en las alturas de los Andes en el sur del Perú, aproximadamente 984 kilómetros al sudeste de Lima, en los departamentos de Tacna y Moquegua respectivamente. También opera una fundición y una refinería ubicadas al oeste de las minas, en la costa del Océano Pacífico, cerca a la ciudad de Ilo, departamento de Moquegua.

SPCC es una de las principales compañías del Perú y una de las diez más grandes empresas cupríferas privadas en el mundo.

SPCC, indirectamente, forma parte de "Grupo México S.A. de C.V.", que es propietario del 100% de las acciones de ASARCO Inc., a través de Americas Mining Corporation.("AMC"). ASARCO Incorporated es propietaria del 100% de las acciones de Southern Peru Holdings Corporation ("SPHC"). Esta última es propietaria del 54.2% de las acciones de Southern Peru Copper Corporation. ASARCO Incorporated está contemplando una transacción en la cual SPHC vendería su tenencia de acciones de SPCC a la compañía matriz de ASARCO Incorporated, AMC. Luego de perfeccionada la transacción, se anticipa que las acciones serían transferidas a una subsidiaria de AMC.

El objeto social de las principales empresas que conforman Grupo México S.A. de C.V. es el dedicarse a las actividades mineras y de transporte ferroviario.



Planta de molienda en la concentradora de Toquepala

| | Razón social | % | Domicilio | Inscripción en el RPMV |
|---|---|---|---|---|
| 1. | Grupo México, S.A. de C.V. (antes Nueva Grupo México) | | México | |
| | **Actividades de transporte ferroviario** | | | |
| 2 | Infraestructura y Transportes México, S.A. de C.V. | 99.8% | México | |
| 3. | Otras sociedades de transporte subsidiarias | 100.0% | México | |
| | **Actividades mineras:** | | | |
| 4. | Grupo Minero México Internacional, S.A. de C.V. | 99.8% | México | |
| 5. | Controladora Minera México, S.A. de C. V. | 100.0% | México | |
| 6. | Americas Mining Corporation (AMC) | 100.0% | EEUU | |
| 7. | Minera México, S.A. de C. V. (antes Grupo México S. A. de C. V.) | 99.8% | México | |
| 8. | Grupo Minero México S. A. de C. V. | 98.84% | México | |
| 9. | Otras sociedades mineras subsidiarias | | México | |
| | Industrial Minera México S.A de C.V. | 98.12% | | |
| | Mexicana de Cobre, S.A. de C.V. | 94.58% | | |
| | Mexicana de Cananea, S.A. de C.V. | 98.49% | | |
| 10. | ASARCO Incorporated | 100.0% | EEUU | |
| 11. | Southern Peru Holdings Corporation (SPHC) | 100.0% | EEUU | |
| 12. | Southern Peru Copper Corporation (SPCC) | 54.2% | EEUU | X 1 |
| 13. | Logistics Services Incorporated (LSI) | 100.0% | EEUU | |
| 14. | Global Natural Resources Inc. | 100.0% | EEUU | |
| 15. | Multimines Corporation | 100.0% | EEUU | |
| 16. | Multimines Insurance Company, Ltd. | 100.0% | Bermuda | |
| 17. | *Southern Peru Copper Corporation, Sucursal del Perú* | 82.7% | Perú | X 2 |
| 18. | Compañía Minera Los Tolmos, S.A. | 100.0% | Perú | |

NOTAS:
1.- Acciones Comunes
2.- Acciones de inversión

## Capital social y acciones comunes

| Capital social y acciones comunes | **Acciones** |
|---|---|
| Capital autorizado: | 100,000,000 |
| Capital emitido y pagado: | |
| Acciones comunes Clase A | 65,900,833 |
| Acciones comunes en circulación | 14,107,587 |
| Valor nominal de las acciones comunes | US$ 0.01 |

## Estructura accionaria

| Estructura accionaria | Acciones | Porcentaje del total de acciones | Porcentaje de los votos |
|---|---|---|---|
| Southern Peru Holdings Corporation (*) | 43,348,949 | 54.2% | 63.1% |
| Cerro Trading Company, Inc. (*) | 11,378,088 | 14.2% | 16.6% |
| Phelps Dodge Overseas Capital Corporation (*) | 11,173,796 | 14.0% | 16.3% |
| Acciones comunes | 14,107,587 | 17.6% | 4.0% |
| Total/Total | 80,008,420 | 100.0% | 100.0% |

(*) Accionistas Comunes Clase A. Cada una de estas acciones tiene derecho a 5 votos a diferencia de las Acciones Comunes que tienen derecho a 1 voto.

## Autorizaciones obtenidas para el desarrollo del negocio:

1. "Concentradora de Toquepala". Autorizada por Resolución Directoral No.455-91-EM-DGM-DCM de fecha 5 de julio de 1991 se resuelve aprobar el título de Concesión de Beneficio Concentradora Toquepala de 240 hectáreas y 39,000 TM/Día.
   Sobre la base del Informe No.413-97-EM/DGM/DPDM, del 7 de julio de 1997, el Director General de Minería autoriza el funcionamiento de la Planta de Beneficio Concentradora de Toquepala a la capacidad de 43,000 TM/Día.
   Sobre la base del Informe No. 547-2002-EM/DGM/DPDM de fecha 6 de noviembre del 2002, el Direcor General de Minería autoriza la expansión de la Planta de Beneficio Concentradora de Toquepala a la capacidad de 60,000 TM/Día.

2. "Concentradora de Botiflaca" en Cuajone. Autorizada por Resolución Directoral No.150-81-EM/DCM de fecha 14 de agosto de 1981 se aprobó la Concesión de Beneficio Concentradora de Botiflaca con una extensión de 56 hectáreas.
   Sobre la base del Informe No.266-99-EM-DGM/DPDM, el 20 de julio de 1999, el Director General de Minería autoriza el funcionamiento de la Planta de Beneficio Concentradora de Botiflaca a la capacidad de 87,000 TM/Día.

3. "Planta de Lixiviación SX/EW Toquepala". Autorizada por Resolución Directoral No.166-96-EM/DGM de fecha 7 de mayo de 1996 se aprueba la Concesión de Beneficio "Planta de Lixiviación SX/EW Toquepala" con una extensión de 60 hectáreas y se autoriza el funcionamiento definitivo a la capacidad instalada de 11,850 TM/Día.
   Por Resolución Directoral de fecha 10 de noviembre de 1998, basada en el Informe No.663-98-EM-DGM/DPDM, se autoriza la ampliación de la "Planta de Lixiviación SX/EW Toquepala" a 18,737 TM/Día.

4. "Planta de Lixiviación SX Cuajone". Autorizada por Resolución Directoral No.155-96-EM-DGM de fecha 6 de mayo de 1996 se aprueba la Concesión de Beneficio "Planta de Lixiviación SX Cuajone" con una extensión de 400 hectáreas y se autoriza el funcionamiento definitivo a la capacidad instalada de 2,100 TM/Día.

5. "La Fundición" en Ilo. Autorizada por Resolución Directoral No. 0078-69-EM/DGM del 21 de agosto de 1969 se otorgó la autorización de funcionamiento definitivo a "La Fundición" de Ilo con una producción de 400 TC/Día de cobre ampolloso.
   Por Resolución Directoral de fecha 20 de junio del 2000 basada en el Informe No.204-2000-EM-DGM-DPDM se autoriza el funcionamiento de la Concesión de Beneficio "La Fundición" a la capacidad instalada de tratamiento de 3,100 TM/Día de concentrado de cobre.

6. "Refinería de Cobre Ilo": Autorizada por Resolución Directoral de fecha 27 de mayo de 1994 basada en el Informe No. 056-94-EM-DGM/DRDM se autorizó el funcionamiento de la refinería de Cobre de Ilo con una capacidad de 190,000 TM/Año (533 TM/Día) para tratar cobre blíster.
   Por Resolución Directoral de fecha 2 de septiembre de 1998 basada en el Informe No.506-98-EM-DGM/DPDM, se autorizó el funcionamiento de la Planta de Beneficio "La Refinería de Cobre Ilo" a la capacidad ampliada de 658 TM/Día.
   Sobre la base del informe N°080-2002-EM-DGM/DPDM, del 13 de marzo del 2002, el Director General de Minería autorizó el funcionamiento de la Planta de Beneficio "La Refinería de Cobre Ilo" a la capacidad de 800 TM/Día.

7. "Planta de Ácido Sulfúrico". Autorizada por Resolución Directoral No. 024-96-EM/DGM de fecha 19 de enero de 1996 se otorgó la autorización de funcionamiento de la "Planta de Ácido Sulfúrico" instalada en la Concesión de Beneficio "La Fundición" con una capacidad instalada de 472 TM/Día. Sobre la base del Informe No. 313-98-EM/DGM/DPDM de fecha 18 de mayo de 1998 se autoriza el funcionamiento a la capacidad ampliada de 300,000 TM/Año.

8. "Planta de Lavado de Coquina y Concentración de Conchuela" su funcionamiento fue autorizado por Resolución

Directoral N° 110-93-EM/DGM del 3 de agosto de 1993.La planta procesa 2068 TM/Día de coquina, una materia prima extraída de minas cercanas. La coquina es lavada con agua de mar en mallas vibratorias para separar la arena y otros materiales y producir conchuela marina.

## Descripción de operaciones y desarrollo respecto de la entidad emisora

**Detalle del objeto social**
El objeto social de Southern Peru Copper Corporation (SPCC) comprende todas aquellas actividades permitidas por las leyes del estado de Delaware. Entre ellas, su principal actividad es dedicarse a extraer, moler, concentrar, fundir, convertir, tratar, preparar para el mercado, manufacturar, vender, permutar y, en general, producir y negociar cobre, oro, plata, plomo, zinc, hierro y cualquier otra clase de minerales y materiales u otros materiales, efectos y mercancías de cualquier naturaleza o descripción; así como explorar, explotar, catear, examinar, investigar, reconocer, localizar, valorizar, comprar, vender, permutar, etc., concesiones mineras y yacimientos mineros. SPCC pertenece al grupo CIIU 1320.

El plazo de duración de la Compañía es indefinido.

**Breve reseña histórica desde la constitución de la empresa:**
La Compañía fue constituida el 12 de diciembre de 1952, hace más de 50 años, de acuerdo a las leyes del estado de Delaware de los Estados Unidos de Norteamérica, bajo la denominación de Southern Peru Copper Corporation (SPCC). En el año 1954, SPCC estableció una Sucursal en el Perú, para realizar actividades mineras en el país.

Con fecha 7 de setiembre de 1995, se constituyó "Southern Peru Copper Holding Company" también de acuerdo a las Leyes del estado de Delaware, con la finalidad de actuar como compañía holding propietaria de la totalidad de las acciones de Southern Peru Copper Corporation (SPCC). A finales de 1995, SPCC cambió su denominación por la de "Southern Peru Limited y "Southern Peru Copper Holding Company" cambió su denominación social a la de Southern Peru Copper Corporation.

Ambas empresas acordaron con efectividad al 31 de diciembre de 1998, la fusión de Southern Peru Copper Corporation y de Southern Peru Limited, absorbiendo la primera compañía a la segunda y asumiendo SPCC la totalidad de sus activos y pasivos, incluyendo a la sucursal en el Perú. Esta fusión no implicó modificación alguna a los porcentajes de participación en el capital social o de la cuenta de participación patrimonial (acciones de inversión), los que se mantienen idénticos.

Las actividades mineras en el Perú son realizadas bajo la denominación social "Southern Peru Copper Corporation", la denominación abreviada de "Southern Peru" o las siglas SPCC, a través de su sucursal en el Perú. La sucursal se encuentra inscrita en la Partida Electrónica 03025091 del Registro de Personas Jurídicas de la Oficina Registral de Lima y Callao (antes Asiento N° 384 de la ficha N° 2447 del Registro de Personas Naturales y Jurídicas Mineras del Registro Público de Minería).

**Información relativa a planes o políticas de inversión:**
Ver Programa de expansión y modernización en la página N° 10.

**Relaciones especiales entre el emisor y el estado**
Con fecha 20 de noviembre de 1996, SPCC y el Gobierno peruano (Ministerio de Energía y Minas) celebraron un Contrato de Estabilidad Tributaria con vigencia hasta el año 2010, el cual garantiza la estabilidad tributaria y la disponibilidad de cambio en moneda extranjera de las utilidades de la sucursal relacionadas con la operación de la planta SX/EW en Toquepala y la operación SX en Cuajone. Asimismo, con fecha 18 de abril de 1995 SPCC y el gobierno peruano (CONITE) celebraron un Contrato de Estabilidad Jurídica que garantiza la disponibilidad de divisas y libre remesa de dividendos al exterior, entre otras garantías relativas a la planta de ácido de la fundición en Ilo.

SPCC obtiene ingresos por créditos tributarios en el Perú por concepto del Impuesto General a las Ventas (IGV) pagado en relación con la adquisición de bienes de capital y otros bienes y servicios empleados en sus operaciones, contabilizando estos créditos como un gasto pagado por anticipado. En virtud de dicho reintegro, SPCC tiene derecho a acreditar el monto del IGV contra sus obligaciones tributarias peruanas o recibir un reintegro. El valor de estos créditos tributarios peruanos se aproxima a su valor de mercado.

## Descripción genérica de los principales activos

**TOQUEPALA**

1. Concesiones mineras Toquepala 1, Toquepala 2, Toquepala 3, Toquepala 5, Toquepala 6, Toquepala 7, Toquepala 12, Toquepala 26 y Toquepala 27. Dichos derechos mineros forman parte de la Unidad Económica Administrativa de Toquepala, la cual consta de 39 Derechos mineros abarcando un área total de 7,718 Has.
2. Planta de beneficio "Concentradora Toquepala", con capacidad de molienda de 45,000 toneladas por día, consiste de 1 chancadora primaria, 2 chancadoras secundarias, 4 chancadoras terciarias, 8 molinos de barras, 24 molinos de bolas, 8 molinos de bolas para remolienda, asimismo, 4 celdas de flotación OK-100, 3 celdas de flotación OK-50, 11 celdas de columna y 4 celdas de flotación de 130 m$^3$, 24 celdas de flotación WEMCO de 42.5 m$^3$ de capacidad, 1 tractor de cadenas CAT D10-R
3. 22 volquetes con una capacidad de 218 toneladas cada uno, 10 volquetes con capacidad de 181 toneladas cada uno, 12 volquetes con capacidad de 109 toneladas cada uno.
4. 2 palas 4100A con una capacidad de 66 toneladas, lo que corresponde a 43 m$^3$, 4 palas 2100BL con una capacidad de 21 toneladas, lo que corresponde a 11.4 m$^3$, 1 pala 495 BI de 66 toneladas, lo que corresponde a 43 m$^3$, s1 perforadora eléctrica 120A, 2 perforadoras eléctricas 100XP, 1 perforadora rotatoria 49RIII, 1 cargador frontal 992D, 1 Tractor sobre llantas Komatsu.

Adicionalmente con la expansión y modernización se han incorporado nuevos equipos a la concentradora como: 1 chancadora secundaria, 2 chancadoras terciarias, ampliación del depósito de almacenaje de finos, 1 tripper car, 1 molino de bolas 6.4 x 10.2 m, 2 celdas de 130 m$^3$ y 4 de 60 m$^3$ para flotación *rougher*, 4 ciclones preclasificadores, 1 celda columna circuito de limpieza, 1 celda *scavenger* de 60 m$^3$, 1 línea de 24 celdas de limpieza y relimpieza, 6 celdas de 2.8 m$^3$ cambiando la línea existente de 14 celdas a 2 líneas de 10 celdas cada una para la planta de molibdeno, 1 filtro de presión para concentrado de cobre, 1 espesador *high-rate* de 43 m de diámetro, un nuevo tanque distribuidor de relaves en reemplazo del existente; ampliación de la casa de bombas, 1 bomba para agua recuperada, 1 transformador de 33/40 MVA, 138/38 Kv., sistema de DCS.

**CUAJONE**

5. Concesiones mineras Cuajone 1, Cuajone 6, Cuajone 15, Cuajone 23, Isabel, Honradez, Rafaelito E, Rafaelito F y Cuajone 19. Dichos derechos mineros pertenecen a la Unidad Económica Administrativa de Cuajone, la cual consta de 23 derechos mineros con un área total de 7,501.00 Has.
6. Planta de beneficio "Concentradora Cuajone" con capacidad de molienda de 87,000 toneladas al día, consiste de 1 chancadora primaria, 3 chancadoras secundarias, 7 chancadoras terciarias, 10 molinos primarios de bolas, 4 molinos de bolas para remolienda, 1 molino vertical, asimismo, 30 celdas de flotación OK-100, 6 celdas de columna, 28 celdas de flotación Wemco, 48 celdas de flotación Denver.
7. 18 volquetes Dresser 830E de 218 toneladas de capacidad y 8 volquetes Cat 793C de 218 toneladas de capacidad, 4 volquetes Wabco de 109 toneladas de capacidad.
8. 2 palas 4100A con una capacidad de 66 toneladas, 1 pala 2800XPB con una capacidad de 49 toneladas, 1 pala 2100BL con una capacidad de 21 toneladas, 1 cargador frontal Le Tourneau 1800 con una capacidad de 38 toneladas, 2 perforadoras eléctricas 120A, 1 perforadora eléctrica 100XP, 4 cargadores frontales 966 de 3.8 m$^3$ de capacidad, 3 cargadores frontales 950 de 3.1 m$^3$ de

El proyecto de inversión de capital más grande es la expansión y modernización de la fundición en Ilo.

capacidad, 3 cargadores frontales 988 de 6.1 $m^3$ de capacidad, 1 Tractor sobre llantas Komatsu.

**OTROS**

Planta de lixiviación y extracción por solventes (SX/EW) en Toquepala y Planta de lixiviación (SX) en Cuajone.

En Cuajone se tiene las siguientes instalaciones: 1 chancadora de quijadas primaria y 1 chancadora cónica secundaria con 4,300 tm/día de capacidad de procesamiento de los óxidos, 1 tambor aglomerador, 1 cargador frontal y 3 camiones de 109 tm para el traslado del mineral aglomerado a las pilas de lixiviación. El cobre en solución que produce Cuajone es enviado a Toquepala a través de una tubería de 8" de diámetro que discurre al costado de la línea férrea entre Cuajone y Toquepala.

En Toquepala se cuenta con las siguientes instalaciones para lixiviación: 2 sistemas de riego para los botaderos de sulfuros de cobre de baja ley (ubicados en los botaderos sur y noroeste), 4 represas de solución rica en cobre (PLS), provistas cada una de ellas con sistemas de bombeo que dirigen la solución hacia la planta SX/EW. La planta cuenta con 3 trenes de extracción por solventes, cada uno con una capacidad nominal de 1,068 $m^3$/h de PLS y 162 celdas de electrodepositación distribuidas en dos naves electrolíticas, una con 122 y la otra con 40 celdas.

**ILO**

9. Planta de Beneficio "Fundición Ilo", con capacidad de fusión de 1,120,000 toneladas de concentrado, cuenta con 2 hornos reverberos, 1 convertidor modificado "El Teniente", 7 convertidores tipo Peirce-Smith y 2 sistemas de moldeo.
10. Planta de beneficio "Refinería Ilo": a) planta de ánodos con 2 hornos basculantes tipo Maerz de 400 TM de capacidad cada uno, 1 rueda de moldeo de 70 TM/hr de capacidad, b) planta electrolítica de 280,000 toneladas de capacidad de producción de cátodos de 926 celdas comerciales y 52 celdas de láminas de arranque, y; c) planta de metales preciosos con 1 reactor de selenio Wenmec, 1 horno copela y 22 celdas para refinación de plata y 1 sala de recuperación de oro por proceso hidrometalúrgico.
11. Planta de ácido sulfúrico con capacidad de producción de 300,000 toneladas al año. (prom. 1,000 x día).
12. Planta de oxígeno con capacidad de producción de 100,000 toneladas al año (prom. 272 x día)
13. Planta de beneficio "Coquina" con capacidad de producción de 200,000 toneladas de conchuela al año.
14. Planta de cal con capacidad de producción de 80,000 toneladas al año.

**OTROS**

Sistema ferroviario de mina y transporte de concentrados y materiales en Toquepala, Cuajone, Ilo de 30 locomotoras, 256 vagones volquetes, 92 plataformas, 254 vagones góndola, 8 vagones bodega, 11 vagones tipo hopper cerrado, 34 vagones tipo hopper abierto, 31 tanques varios, 23 tanques para ácido sulfúrico, 5 carros vigía, 17 carros de volteo, 1 cargador frontal CAT 966G, 1 nuevo sistema móvil de clasificación y carguío de conchuela, 1 tractor D9R para manipuleo de escoria, 1 consola DCS planta de ácido y reverberos, 1 equipo power factor de transformadores, calentadores de petróleo COEN. 1 retroexcavadora con picador para fundición, 1 sistema de moldeo barras casting sur.

Número de trabajadores permanentes:

| Al 31 de diciembre | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Funcionarios | **724** | 765 | 744 | 723 |
| Empleados | **1,075** | 1,116 | 1,047 | 1,066 |
| Obreros | **1,776** | 1,845 | 1,891 | 2,055 |
| Total | **3,575** | 3,726 | 3,682 | 3,844 |

## Relaciones económicas con otras empresas en razón de préstamos que comprometen más del 10% del patrimonio de la entidad emisora

En 1997, la Compañía colocó en forma privada en los Estados Unidos y en mercados internacionales, Obligaciones Garantizadas por Exportaciones (OGE)- conocido como SEN por sus siglas en inglés – por un monto de $150 millones, equivalentes al 12.4% del patrimonio al 31 de diciembre del 2001; estas obligaciones fueron totalmente canceladas en febrero del 2002.

Las OGE tenían un vencimiento promedio de siete años y un vencimiento definitivo en el año 2007; su precio fue fijado a la par, con un interés de 7.9%. Con relación a la cancelación de la deuda, se pagó una penalidad de $11.4 millones el cual fue cargado a costos en el primer trimestre del 2002 como un rubro no recurrente.

## Procesos judiciales administrativos o arbitrales litigios:

Ver Nota "Compromisos y Contingencias" de los Estados Financieros.

## Cambios en los responsables de la elaboración y revisión de la información financiera

Al 31 de diciembre del 2002 no se había registrado cambios en los responsables. José N. Chirinos ocupa el cargo de Director de Contraloría y Finanzas desde el 20 de diciembre de 1999. La Gerencia de Finanzas está a cargo de Marco Antonio García.

## Información relativa a los valores inscritos en el Registro Público del Mercado de Valores

**Acciones comunes:**
El 29 de noviembre de 1995 la Compañía ofreció intercambiar las recién emitidas acciones comunes por todas y cualesquiera Acciones del Trabajo (hoy, Acciones de Inversión) de la Sucursal peruana de la Compañía, a razón de una acción común por cuatro acciones S-1 y una acción común por cinco acciones S-2. La oferta de intercambio expiró el 29 de diciembre de 1995, con un 80.8% de la totalidad de Acciones del Trabajo en circulación intercambiadas por 11,479,667 acciones comunes. Estas acciones comunes cotizan en la Bolsa de Nueva York y la Bolsa de Valores de Lima, y tienen derecho a un voto por acción.

Conjuntamente al intercambio de Acciones de Trabajo, los tenedores de acciones comunes de la Compañía intercambiaron sus acciones por acciones comunes clase A, las cuales dan derecho a cinco votos por acción.

Las acciones comunes clase A y las acciones comunes tienen un valor nominal de $0.01 por cada acción.

**Bonos Corporativos**
En el mes de noviembre del 2001, la Compañía obtuvo autorización de CONASEV para incrementar el programa de emisión de $200 millones aprobados en el año 2000 a $750 millones; como parte de este programa, en el mes de febrero del 2002 se colocó $25.9 millones en bonos corporativos con valor nominal de $1,000 cada uno, a inversionistas en el Perú. Esta emisión vence en el año 2012 y generará un interés flotante equivalente a Libor + 3.00%; asimismo, en el mes de diciembre del 2001, se colocó $73.1 millones en bonos corporativos con valor nominal de $1,000 cada uno, a inversionistas en el Perú; esta emisión vence el año 2011 y generará también un interés flotante equivalente a Libor + 3.00%. En julio y diciembre del 2000, se colocó $30 y $20 millones en bonos corporativos en términos y condiciones similares, respectivamente. Ambas emisiones vencen en el año 2007 y generan un interés nominal de 8.75%.

Al 31 de diciembre del 2002, se han emitido ya $149.0 millones de este programa de $750 millones.

En el mes de junio de 1997, la Compañía colocó $50 millones en bonos corporativos, con igual valor nominal y en el mismo mercado que las emisiones mencionadas en el párrafo anterior. La tasa de interés nominal fue fijada en 8.01% (8.25% efectiva), con vencimiento en junio del año 2004.

En todos los casos, los bonos corporativos, fueron colocados a la par; los intereses son pagaderos trimestralmente, contado desde la fecha de emisión. Para las emisiones efectuadas antes del 2001, la Compañía tiene la opción, en cualquier momento a partir del cuarto año del plazo de la emisión, a rescatar la totalidad de la emisión o parte de ella, siempre que se realice por importes que sean múltiplos de $10.0 millones. Para las emisiones posteriores, puede rescatar la emisión en cualquier momento, en las mismas condiciones antes mencionadas.

## Cotización de los bonos corporativos emitidos por Southern Peru

| Nemónico | Período | Apertura | Cierre | Mín. | Máx. | Promedio |
|---|---|---|---|---|---|---|
| PCU1BC21 | 200201 | - | - | - | - | - |
| PCU1BC21 | 200202 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200203 | 99.9000 | 99.9000 | 99.9000 | 99.9000 | 99.9000 |
| PCU1BC21 | 200204 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200205 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200206 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200207 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200208 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200209 | - | - | - | - | - |
| PCU1BC21 | 200210 | - | - | - | - | - |
| PCU1BC21 | 200211 | - | - | - | - | - |
| PCU1BC21 | 200212 | - | - | - | - | - |

| Nemónico | Período | Apertura | Cierre | Mín. | Máx. | Promedio |
|---|---|---|---|---|---|---|
| PCU1BC22 | 200201 | - | - | - | - | - |
| PCU1BC22 | 200202 | - | - | - | - | - |
| PCU1BC22 | 200203 | 99.9000 | 100.0000 | 99.9000 | 100.0000 | 99.9500 |
| PCU1BC22 | 200204 | - | - | - | - | - |
| PCU1BC22 | 200205 | - | - | - | - | - |
| PCU1BC22 | 200206 | 100.0000 | 99.9993 | 99.9993 | 100.0000 | 99.9997 |
| PCU1BC22 | 200207 | - | - | - | - | - |
| PCU1BC22 | 200208 | - | - | - | - | - |
| PCU1BC22 | 200209 | - | - | - | - | - |
| PCU1BC22 | 200210 | - | - | - | - | - |
| PCU1BC22 | 200211 | 97.4745 | 97.4745 | 97.4745 | 97.4745 | 97.4745 |
| PCU1BC22 | 200212 | - | - | - | - | |

| Nemónico | Período | Apertura | Cierre | Mín. | Máx. | Promedio |
|---|---|---|---|---|---|---|
| PCU1BC11 | 200201 | 107.2799 | 107.2799 | 107.2799 | 107.2799 | 107.2789 |
| PCU1BC11 | 200202 | - | - | - | - | - |
| PCU1BC11 | 200203 | 106.6945 | 106.6945 | 106.6945 | 106.6945 | 106.6945 |
| PCU1BC11 | 200204 | 107.1908 | 107.1908 | 107.1908 | 107.1908 | 107.1718 |
| PCU1BC11 | 200205 | 107.3742 | 98.9810 | 98.9810 | 107.3742 | 99.9638 |
| PCU1BC11 | 200206 | 105.8038 | 105.7686 | 105.7686 | 105.8038 | 105.7862 |
| PCU1BC11 | 200207 | - | - | - | - | - |
| PCU1BC11 | 200208 | - | - | - | - | - |
| PCU1BC11 | 200209 | 108.5538 | 108.1377 | 108.1377 | 108.5538 | 108.1022 |
| PCU1BC11 | 200210 | 108.5389 | 109.0815 | 108.0623 | 109.0943 | 108.6191 |
| PCU1BC11 | 200211 | 109.7691 | 108.7060 | 106.9195 | 109.7691 | 108.2642 |
| PCU1BC11 | 200212 | 109.5965 | 109.5965 | 109.5965 | 109.5965 | 109.5965 |

| Nemónico | Período | Apertura | Cierre | Mín. | Máx. | Promedio |
|---|---|---|---|---|---|---|
| PCU1BC12 | 200201 | 106.5304 | 107.4274 | 105.3384 | 107.6831 | 106.9484 |
| PCU1BC12 | 200202 | 106.8895 | 106.8895 | 106.8895 | 106.8895 | 106.8995 |
| PCU1BC12 | 200203 | - | - | - | - | - |
| PCU1BC12 | 200204 | - | - | - | - | - |
| PCU1BC12 | 200205 | - | - | - | - | - |
| PCU1BC12 | 200206 | - | - | - | - | - |
| PCU1BC12 | 200207 | - | - | - | - | - |
| PCU1BC12 | 200208 | 106.4291 | 110.8258 | 106.3827 | 110.8258 | 107.1551 |
| PCU1BC12 | 200209 | 108.5421 | 108.5189 | 108.5189 | 109.3711 | 108.5636 |
| PCU1BC12 | 200210 | 109.7593 | 108.6013 | 108.6013 | 109.7593 | 109.3285 |
| PCU1BC12 | 200211 | 109.3885 | 108.6909 | 108.6909 | 110.4484 | 108.5356 |
| PCU1BC12 | 200212 | 110.3161 | 110.3161 | 110.3161 | 110.3161 | 110.3161 |

| Nemónico | Período | Apertura | Cierre | Mín. | Máx. | Promedio |
|---|---|---|---|---|---|---|
| SPLBC1U | 200201 | 102.6663 | 105.1097 | 102.5889 | 105.1097 | 103.8451 |
| SPLBC1U | 200202 | - | - | - | - | - |
| SPLBC1U | 200203 | 102.2702 | 104.2719 | 102.2702 | 104.3404 | 103.4612 |
| SPLBC1U | 200204 | 104.2476 | 103.1868 | 103.1868 | 104.2476 | 103.9628 |
| SPLBC1U | 200205 | 104.0714 | 104.0714 | 104.0714 | 104.0714 | 104.0714 |
| SPLBC1U | 200206 | 103.8328 | 104.2917 | 103.8328 | 104.2917 | 103.8816 |
| SPLBC1U | 200207 | - | - | - | - | - |
| SPLBC1U | 200208 | 103.9366 | 103.9366 | 103.9366 | 103.9366 | 103.9366 |
| SPLBC1U | 200209 | 105.8009 | 104.5616 | 104.5616 | 105.9641 | 105.7610 |
| SPLBC1U | 200210 | - | - | - | - | - |
| SPLBC1U | 200211 | 104.5942 | 106.0744 | 104.5942 | 106.0744 | 104.6552 |
| SPLBC1U | 200212 | - | - | - | - | - |

## Cotizaciones mensuales 2002
## Acciones comunes
## Bolsa de Valores de Lima
## Código ISIN: US8436111046
## Nemónico: PCU

| Período | Apertura | Cierre | Mín. | Máx. | Promedio |
|---|---|---|---|---|---|
| 200201 | $ 11.80 | $ 12.00 | $ 10.98 | $ 12.30 | $ 11.69 |
| 200202 | $ 12.00 | $ 11.40 | $ 10.81 | $ 11.80 | $ 11.38 |
| 200203 | $ 11.40 | $ 12.90 | $ 11.40 | $ 12.90 | $ 12.18 |
| 200204 | $ 12.90 | $ 14.20 | $ 13.00 | $ 15.12 | $ 14.13 |
| 200205 | $ 14.20 | $ 14.27 | $ 14.27 | $ 15.35 | $ 14.86 |
| 200206 | $ 14.27 | $ 14.90 | $ 14.25 | $ 15.25 | $ 14.67 |
| 200207 | $ 14.90 | $ 14.40 | $ 13.00 | $ 15.00 | $ 14.53 |
| 200208 | $ 14.40 | $ 13.84 | $ 13.00 | $ 14.07 | $ 13.46 |
| 200209 | $ 13.84 | $ 13.90 | $ 12.96 | $ 13.90 | $ 13.23 |
| 200210 | $ 13.90 | $ 14.20 | $ 13.70 | $ 14.20 | $ 14.00 |
| 200211 | $ 14.20 | $ 14.45 | $ 13.70 | $ 14.50 | $ 14.12 |
| 200212 | $ 14.45 | $ 14.20 | $ 14.00 | $ 14.50 | $ 14.30 |

## Cotizaciones mensuales 2002
## Acciones comunes
## Bolsa de Valores de Nueva York
## Nemónico: PCU

| Período | Apertura | Cierre | Mín. | Máx. | Promedio |
|---|---|---|---|---|---|
| 200201 | $ 11.75 | $ 11.85 | $ 10.91 | $ 12.25 | $ 11.72 |
| 200202 | $ 11.85 | $ 11.20 | $ 10.82 | $ 11.90 | $ 11.48 |
| 200203 | $ 11.20 | $ 12.95 | $ 11.70 | $ 13.20 | $ 12.39 |
| 200204 | $ 12.95 | $ 14.41 | $ 13.07 | $ 15.10 | $ 14.20 |
| 200205 | $ 14.41 | $ 13.95 | $ 13.95 | $ 15.54 | $ 14.82 |
| 200206 | $ 13.95 | $ 14.99 | $ 14.15 | $ 15.11 | $ 14.68 |
| 200207 | $ 14.99 | $ 14.58 | $ 13.60 | $ 15.08 | $ 14.59 |
| 200208 | $ 14.58 | $ 13.38 | $ 13.08 | $ 14.27 | $ 13.54 |
| 200209 | $ 13.38 | $ 13.71 | $ 12.85 | $ 13.71 | $ 13.23 |
| 200210 | $ 13.71 | $ 13.98 | $ 13.25 | $ 14.28 | $ 13.90 |
| 200211 | $ 13.98 | $ 14.45 | $ 13.74 | $ 14.60 | $ 14.14 |
| 200212 | $ 14.45 | $ 14.40 | $ 14.00 | $ 14.59 | $ 14.32 |

## Administración
## Miembros del Directorio
## al 31 de diciembre del 2002

1. **Germán Larrea Mota-Velasco.** Presidente del Directorio y Funcionario Ejecutivo Principal de SPCC desde diciembre de 1999 y Director desde noviembre de 1999. Presidente del Directorio, Presidente y Funcionario Ejecutivo Principal de Grupo México (holding) desde 1994. Presidente del Directorio y Funcionario Ejecutivo Principal de Grupo Minero México (división minera) desde 1994 y de Grupo Ferroviario Mexicano (división ferroviaria) desde 1997. Presidente del Directorio y Funcionario Ejecutivo Principal de Empresarios Industriales de México (holding); desde 1992. Previamente, Vicepresidente Ejecutivo del Directorio de Grupo México y ha sido director desde 1981. Presidente del Directorio y Funcionario Ejecutivo Principal de ASARCO Incorporated desde noviembre de 1999 y Presidente desde noviembre de 1999 a enero del 2000.

2. **Manuel Calderón Cárdenas.** Director de SPCC desde noviembre de 1999. Director de Planeación de Minas y Control de Grupo México, S.A. de C.V. desde 1994 hasta el presente y Director de ASARCO Incorporated desde noviembre de 1999.

3. **Jaime Claro.** Director de SPCC desde septiembre de 1996. Asesor no remunerado de The Marmon Group/ The Pritzker Organization LLC desde octubre de 1997, Presidente y Director de ME Global Inc, y Quemchi S.A., Vicepresidente del Directorio de Cía. Electro Metalúrgica S.A., y Director de Compañía Sud Americana de Vapores S.A., Cristalería de Chile S.A., Navarino S.A. y asesor del Directorio de Compañía Libra de Navegaçao.

4. **Héctor García de Quevedo Topete.** Tesorero y Director de SPCC desde el 9 de mayo del 2000. Director General de Asuntos Especiales de Grupo México, S.A. de C.V. desde 1999. Director de Grupo México desde abril del 2002. Asesor del Presidente del Directorio y Funcionario Ejecutivo Principal de Grupo México de 1994 a 1998.

5. **Xavier García de Quevedo Topete.** Director de la Compañía desde noviembre de 1999. Presidente de Minera México, S.A. de C.V. desde el 1 de septiembre del 2001. Director General de Grupo Ferroviario Mexicano, S.A. de C.V. y de Ferrocarril Mexicano, S.A. de C.V., de diciembre de 1997 a diciembre de 1999 y Director General de Exploración y Proyectos de Grupo México, S.A. de C.V. de 1994 a 1997. Fue Director Alterno de Grupo México desde 1998 hasta abril del 2002. Director de Grupo México desde abril del 2002. Director de ASARCO Incorporated desde

noviembre de 1999 y Presidente desde enero del 2000 al 1 de septiembre del 2001.

6. **Oscar González Rocha.** Presidente, Director General y Principal Funcionario Ejecutivo de Operaciones de SPCC desde diciembre de 1999 y Director desde noviembre de 1999. Director General de Mexicana de Cobre, S.A. de C.V. desde 1986 hasta 1999 y de Mexicana de Cananea, S.A. de C.V. desde 1990 hasta 1999. Fue Director Alterno de Grupo México desde 1988 hasta abril del 2002 y es Director de Grupo México desde abril del 2002. Director de ASARCO Incorporated desde noviembre de 1999.

7. **Harold Handelsman.** Director de SPCC desde agosto del 2002. Vicepresidente Ejecutivo y Asesor General de The Pritzker Organization, LLC, una empresa de inversión privada, desde 1998. Funcionario Ejecutivo Senior de Hyatt Corporation desde 1978. Actualmente, Vicepresidente Senior, Secretario y Asesor General y Director de First Health Group Corp. (Organización de salud) y de un número de corporaciones privadas. Graduado en Administración de Empresas del Amherst College en 1968 y Doctorado en Leyes de la Columbia University en 1973.

8. **Genaro Larrea Mota-Velasco.** Vicepresidente Comercial de SPCC de diciembre de 1999 hasta el 25 de abril del 2002 y Director desde noviembre de 1999. Director General Comercial de Grupo México desde 1994 al 30 de agosto del 2001 y Director desde 1994 a la fecha. Presidente y Director de ASARCO Incorporated desde el 1 de septiembre del 2001. Anteriormente, Director, Vicepresidente y Funcionario Principal Comercial de ASARCO Incorporated desde noviembre de 1999 al 1 de septiembre del 2001.

9. **John F. McGillicuddy.** Director de SPCC desde enero de 1996. Fue Director de United States Steel Corporation hasta el 31 de diciembre del 2002 y es, actualmente, Director de Well Choice, Inc. (antes Empire Healthcare, Inc.). Presidente del Directorio y Funcionario Ejecutivo Principal de Chemical Banking Corporation y Chemical Bank de diciembre de 1991 a diciembre de 1993. Presidente del Directorio y Funcionario Ejecutivo Principal de Manufacturers Hanover Trust Company de 1979 a 1991.

10. **Armando Ortega.** Director de SPCC desde agosto del 2002. Vicepresidente Legal y Secretario de la Compañía desde el 25 de abril del 2002. Anteriormente, Secretario Asistente de la Compañía del 25 de julio del 2001 al 25 de abril del 2002. Director General Jurídico de Grupo México desde mayo del 2001. Secretario Asistente de Grupo México y ASARCO Incorporated. Previamente, dirigió la Unidad de Prácticas de Comercio Internacional del Ministerio de Economía de México con el rango de Jefe de Unidad de 1997 a mayo del 2001 y fue negociador en asuntos internacionales para dicho Ministerio de 1998 a mayo del 2001.

11. **Gilberto Perezalonso Cifuentes.** Director de SPCC desde junio del 2002. Desde 1980 hasta febrero de 1998, formó parte del Grupo Cifra S.A. de C.V. en diferentes posiciones, siendo la última, la de Director General de Administración y Finanzas. De 1998 hasta abril del 2001, fue Vicepresidente Ejecutivo de Administración y Finanzas de Grupo Televisa S.A.. Actualmente, es Tesorero de la Asociación Vamos México A.C., asesor del Presidente y miembro del Directorio y del Comité Ejecutivo del Grupo Televisa S.A.. También es miembro del Comité de Inversiones de IBM de México. Miembro del Consejo Consultivo del Banco Nacional de México S.A. de C.V. y miembro del Directorio y del Comité de Inversión de Afore Banamex y de Siefore Banamez #1. Miembro del Directorio de Gigante S.A. de C.V., Centro Internacional para el Desarrollo Humano, Costa Rica, Masnegocio Co. de S.R.L. de C.V. y Financiera Compartamos, S.A. de C.V. SFOL. Abogado, graduado en la Universidad Iberoamericana y tiene un título de Master en Administración de Negocios otorgado por la Universidad de Administración de Negocios para Graduados de Centroamérica (INCAE). Participó en el Programa de Finanzas Corporativas de la Universidad de Harvard.

12. **Ramiro G. Peru.** Director de SPCC desde julio del 2002. Vicepresidente Senior y Principal Ejecutivo de Finanzas de Phelps Dodge Corporation desde mayo de 1999. Miembro del equipo de Gerencia Senior desde 1997, cuando fue designado como Vicepresidente Senior de Organización, Desarrollo y Tecnología de la Información de Phelps Dodge Corporation. Anteriormente, Vicepresidente y Tesorero de Phelps Dodge Corporation desde 1995 a 1997 y Contralor Asistente de la Corporación así como Contralor de Phelps Dodge Mining Company, subsidiaria de Phelps Dodge Corporation, desde 1987 a 1993.

13. **Jaime Serra Puche.** Director de SPCC desde julio del 2001. Socio Principal de Serra Asociados Internacionales, una firma mexicana de consultoría en materia legal y económica, por los últimos cinco años. Subsecretario de Renta, Secretario de Comercio y Secretario de Finanzas del gobierno de México. Lideró la negociación e implementación de la Ronda Uruguay y la creación de la WTO. Encabezó las negociaciones para los acuerdos de libre comercio con diversos países de Latinoamérica y con los Estados Unidos y Canadá para implementar el NAFTA. Fundó el Directorio Mexicano de Inversiones y la Comisión Federal de Competencias de México. Director del Mexico Fund Inc., Grupo Ferroviario Mexicano S. A de C.V., Bardahl, Tenaris, CAM (Centro de Arbitraje Mexicano), Vitro, Regional Market Makers, y Chiquita Brands International. Fue Trustee de la Yale Corporation, y actualmente co-lidera el Consejo Presidencial para Actividades Internacionales de la Universidad de Yale. También es miembro de la Comisión Trilateral y del Consejo Bilateral Estados Unidos - México.

14. **Daniel Tellechea Salido.** Vicepresidente de Finanzas de SPCC desde diciembre de 1999 y Director desde noviembre de 1999. Director General de Administración y Finanzas de Grupo México desde 1993 y Director Alterno desde 1998. Director General de Mexicana de Cobre, S.A. de C.V. desde 1986 hasta 1993. Vicepresidente Ejecutivo y Funcionario Principal de Finanzas de ASARCO Incorporated desde el 15 de febrero del 2001 a la fecha. Previamente, se desempeño como Director, Vicepresidente y Funcionario Principal de Finanzas de ASARCO Incorporated desde noviembre de 1999 hasta el 14 de febrero del 2001. También es miembro del Directorio de COEUR D' Alene (CDE) desde 1999 al 9 de enero de 2003.

15. **J. Steven Whisler.** Director de SPCC desde junio de 1995. Presidente del Directorio de Phelps Dodge Corporation desde mayo del 2000 y Funcionario Ejecutivo Principal de Phelps Dodge Corporation desde enero del 2000. Presidente de Phelps Dodge Corporation desde diciembre de 1997 y Funcionario Principal de Operaciones desde diciembre de 1997 hasta enero del 2000. Presidente de Phelps Dodge Mining Company, desde 1991 hasta 1998. Director de Phelps Dodge Corporation y Burlington Northern Santa Fe Corporation, America West Holdings y de su principal subsidiaria, America West Airlines, Inc.

## Funcionarios

**Germán Larrea Mota-Velasco**
Presidente del Directorio y Funcionario Ejecutivo Principal

**Oscar González Rocha**
Presidente, Director General y Principal Funcionario Ejecutivo de Operaciones

**Daniel Tellechea Salido**
Vicepresidente de Finanzas

**Mario Vinageras**
Vicepresidente Comercial

**Remigio Martínez**
Vicepresidente de Exploraciones

**Vidal Muhech**
Vicepresidente de Proyectos

**Douglas E. McAllister**
Asesor Legal General

**Héctor García de Quevedo Topete**
Tesorero

**Armando Ortega**
Secretario y Vicepresidente Legal

**Ernesto Durán Trinidad**
Contralor

## Afinidad y consanguinidad

Los señores Germán Larrea Mota-Velasco, Presidente del Directorio y Presidente Ejecutivo de Grupo México; y, Genaro Larrea Mota-Velasco, Director General Comercial de Grupo México son parientes en segundo grado de consanguinidad. Héctor y Xavier García de Quevedo Topete son parientes en segundo grado de consanguinidad. Entre los demás miembros del directorio, y entre éstos y los Funcionarios Ejecutivos de Southern Peru Copper Corporation, no existe relación de afinidad y/o consanguinidad.

## Junta anual

La junta anual de accionistas de Southern Peru Copper Corporation se llevará a cabo el Jueves 8 de mayo del 2003 a las 14:30 horas de México D.F. en la Avenida Baja California N° 200, 5to. Piso, Colonia Roma Sur, D.F. México.

## Oficinas corporativas

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A., Teléfono: (602) 977-6500, Fax: (602) 977-6700.

Avenida Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Perú
Teléfono (511) 372-1414, Axo. 3211, Fax (511) 372-0077

## Servicios de agente de transferencia, registro y accionistas

**The Bank of New York**
101 Barclay Street
New York, NY 10286
Teléfono 800/524-4458

## Programa de reinversión de dividendos

Los accionistas de SPCC pueden tener sus dividendos automáticamente reinvertidos en acciones comunes de SPCC. SPCC pagará todos los gastos administrativos y de agentes de bolsa. Este plan está administrado por el Banco de Nueva York. Para información adicional, llamar al Banco de Nueva York al teléfono 800/524-4458.

## Cotización en bolsa

Los principales mercados para las acciones comunes de SPCC son la Bolsa de Valores de Nueva York y la de Lima. El símbolo de cotización en la Bolsa de Nueva York y en la Bolsa de Lima es PCU.

## Otros

La Sucursal en el Perú ha emitido, de conformidad con la ley peruana, 'Acciones de Inversión' (anteriormente denominadas Acciones del Trabajo) que se cotizan en la Bolsa de Valores de Lima bajo el símbolo S-1 y S-2. Los servicios de Agente de Transferencia, registro y servicios a los accionistas son proporcionados por el Banco de Crédito del Perú, en la Avenida Centenario 156, La Molina, Lima 12, Perú. Teléfono: 511-348-5999, Fax 511-349-0592.

## Otra información corporativa

Para obtener información sobre la Corporación o para obtener copias adicionales de la memoria anual, contactar al Departamento de Comunicaciones Corporativas en nuestras direcciones corporativas.

## Southern Peru Copper Corporation

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A., Teléfono: (602) 977-6500, Fax: (602) 977-6700. NYSE: PCU

Av. Caminos del Inca 171 (B-2), Chacarilla del Estanque, Santiago de Surco – Lima 33 - Perú.
Bolsa de Valores de Lima: PCU.

Página Web: www.southernperu.com
Correo electrónico: spcc@southernperu.com.pe

El formulario 10-K adjunto, que contiene la Discusión y análisis por Parte de la Gerencia sobre la Situación Financiera y los Resultados de las Operaciones, los Estados Financieros Consolidados y las Notas a los mismos, forman parte integrante de esta Memoria Anual.

## Directorio

Germán Larrea Mota-Velasco

Manuel Calderón Cárdenas

Jaime Claro

Héctor García de Quevedo Topete

Xavier García de Quevedo Topete

Oscar González Rocha

Harold Handelsman

Genaro Larrea Mota-Velasco

John F. McGillicuddy

Armando Ortega G.

Gilberto Perezalonso Cifuentes

Ramiro G. Peru

Jaime Serra Puche

Daniel Tellechea Salido

J. Steven Whisler

## Comité de auditoría

Embajador Everett E. Briggs
(renunció el 17 de febrero del 2002)

Gilberto Perezalonso Cifuentes
(designado el 15 de julio del 2002)

Jaime Serra Puche

John F. McGillicuddy

## Funcionarios ejecutivos

Germán Larrea Mota-Velasco
Presidente del Directorio y Funcionario Ejecutivo Principal

Oscar González Rocha
Presidente, Director General y Principal Funcionario Ejecutivo de Operaciones

Daniel Tellechea Salido
Vicepresidente de Finanzas

Mario Vinageras
Vicepresidente Comercial

Remigio Martínez
Vicepresidente de Exploraciones

Vidal Muhech
Vicepresidente de Proyectos

Douglas E. McAllister
Asesor Legal General

Héctor García de Quevedo Topete
Tesorero

Armando Ortega
Secretario y Vicepresidente Legal

Ernesto Durán Trinidad
Contralor

## Administración de la sucursal

Oscar González Rocha
Presidente y Director General

José N. Chirinos
Director de Contraloría y Finanzas

José I. De los Heros
Director Comercial

Hans A. Flury
Director Legal

Alberto J. Giles
Director de Recursos Humanos

Manuel A. Plenge
Director de Logística

Elsiario Antúnez de Mayolo
Director de Operaciones Cuajone

Ezio Buselli
Director de Servicios Ambientales

Edgard Corrales
Director de Exploraciones

Fernando Mejía
Director de Operaciones Toquepala

William E. Torres
Director de Operaciones Ilo

SOUTHERN PERU COPPER CORPORATION


02

ANNUAL REPORT

**STATEMENT OF RESPONSIBILITY**

"The present document contains truthful and sufficient information regarding the development of the business of Southern Peru Copper Corporation during 2002. Southern Peru Copper Corporation takes responsibility for its content according to applicable legal requirements."



| **Hans A. Flury** | **José N. Chirinos** |
|---|---|
| Legal Director | Director of Comptroller and Finance |

**CONVERSION INFORMATION:** All tonnages in this annual report are metric tons unless otherwise noted. To convert to short tons, multiply by 1.102. All distances are in kilometers. To convert to miles, multiply by 0.62137. All ounces are troy ounces. U.S. dollar amounts represent either historical dollar amounts, where appropriate, or U.S. dollar equivalents translated in accordance with generally accepted accounting principles in the United States. "SPCC", "Southern Peru" or the "Company" includes Southern Peru Copper Corporation and its other consolidated subsidiaries.

# Index

02 Operating Highlights

03 Main SPCC Statistical Data

04 Letter to Shareholders

08 Five-year Production Statistics
Southern Peru Copper Corporation and Subsidiaries

09 Five-year Selected Financial and Statistical Data
Southern Peru Copper Corporation and Subsidiaries

10 Expansion and Modernization Program

11 Exploration

12 Community Outreach

14 Results of Operations for the Years ended
December 31, 2002, 2001 and 2000

15 Dividends and Capital Stock

17 Environmental Affairs

19 General Information,
description of Operations and Development

31 Members of the Board of Directors

# Operating Highlights
(tons)

| Operating Area or Plant | 2002 | | 2001 |
|---|---|---|---|
| **Toquepala** | | | |
| Total material moved (000's) | **102,145** | **R** | 99,492 |
| Ore milled (000's) | **17,595** | **R** | 17,182 |
| Concentrate produced | **446,389** | **R** | 442,105 |
| Copper in concentrate | **125,424** | | 122,751 |
| Molybdenum produced | **4,215** | **R** | 4,098 |
| **Cuajone** | | | |
| Total material moved (000's) | **99,589** | | 101,702 |
| Ore milled (000's) | **29,756** | | 30,155 |
| Concentrate produced | **651,163** | | 611,946 |
| Copper in concentrate | **168,208** | | 165,085 |
| Molybdenum produced | **4,104** | | 4,253 |
| **SX/EW** | | | |
| Treated solutions (thousands of cubic meters) | **41,781** | **R** | 37,380 |
| Cathodes produced | **52,854** | | 54,428 |
| **Smelter** | | | |
| Concentrates smelted | **1,183,816** | **R** | 1,165,062 |
| Blister produced | **316,493** | | 328,241 |
| **Refinery** | | | |
| Cathodes produced | **281,669** | **R** | 277,260 |
| **Total Cu SPCC** | **366,961** | | 373,506 |
| **Total Cu SPCC (000's of pounds)** | **809,009** | | 823,439 |
| **Total Mo** | **8,319** | | 8,351 |

**R:** Production records

**Copper Reserves**

| Unit | Mineral Reserves (000's tons) December 31, 2002 | Average Copper Content (%) December 31, 2002 |
|---|---|---|
| **Toquepala** | | |
| Sulfides | **640,853** | 0.74 |
| Leachable | **1,732,229** | 0.19 |
| **Cuajone** | | |
| Sulfides | **1,153,018** | 0.64 |
| Leachable | **59,732** | 0.42 |

# Main SPCC Statistical Data


Productivity
(tons of copper per employee)
120,00
100,00
80,00
60,00
40,00
20,00
-
97
98
99
00
01
02


Copper production
(tons)
350,000
340,000
330,000
320,000
310,000
300,000
290,000
280,000
97
98
99
00
01
02


Refinery production
(tons)
300,000
250,000
200,000
150,000
100,000
50,000
-
97
98
99
00
01
02


SX / EW Production
(tons)
60,000
50,000
40,000
30,000
20,000
10,000
-
97
98
99
00
01
02


Copper sales
(tons)
380,000
370,000
360,000
350,000
340,000
330,000
320,000
97
98
99
00
01
02

# Letter to Shareholders

The year 2002 placed a great challenge on metal producers, especially on copper producers. After drastic falls in prices in 2001, the year 2002 started with a relative optimism in the recovery of the world's main economies in addition to a gradual increase in copper demand. Such expectations did not materialize and, on top of the low prices in 2001, last year brought an additional 1% decrease in the average price of copper. Even though demand from China remained strong and some producers reduced production or closed some higher-cost mining operations, world demand has been weak and copper market conditions have continued to be very difficult.

In such an environment, SPCC took additional measures to make ample use of its assets and to decrease its operating costs even further (-3.8%). This effort allowed the Company to increase production, reaching 764 million pounds, 1.2% higher than 2001, and to increase its net earnings from $47 million to $61 million. This was achieved despite a production loss of 5 million pounds of copper due to a labor incident, declared illegal by the Peruvian authority, which stopped production in Toquepala for a few days.

On the other hand, not all of the market news was bad. The price of molybdenum during 2002 was 60% higher, averaging $3.77 per pound, compared to $2.36 per pound in 2001. Silver in the New York Commodity Exchange (COMEX) averaged $4.60 per ounce during 2002, compared to $4.36 per ounce in 2001. This resulted in much better results for both metals.

During 2002, metal sales totaled $664.7 million; a 1.1% increase over the $657.5 million reached in 2001. Molybdenum and silver, the most important by-products of the Company, represented 11.9% of total sales for 2002, compared to 8.0% in 2001. For the year 2002, molybdenum was 9.0% of total sales, silver 2.9%, and copper 88.1%.

SPCC's production increased principally due to higher ore grades for Cuajone materials and higher throughput at the Toquepala concentrator, related with the startup in September of the facility expansion. SX/EW copper production decreased by 3.5 million pounds, because of lower grades of the pregnant leach solutions (PLS).

The increase in production, as well as an increase of Southern Peru's product sales, compensated for the decrease in the copper prices and generated better net earnings in 2002. The increase in the price of molybdenum and silver, combined with cost cutting programs, also contributed to these improved results in 2002. Administrative and production costs were also reduced. Operating break-even cost was reduced by 3.7 cents per pound to 45.6 cents in the year 2002 from 49.3 cents in 2001. This reduction represents a 7.5% improvement over 2001 costs. These factors, as a whole,

Net earnings for 2002 were 30% higher than in 2001.

increased earnings to $60.6 million, or diluted earnings per share of 76 cents, compared with $46.6 million or diluted earnings of 58 cents per share in 2001, a 30% improvement.

At the end of August 2002, the expansion and modernization project of the Toquepala concentrator was completed with an investment of $66.3 million. This project increased the milling capacity of the Toquepala concentrator from 45,000 to 60,000 tons per day. This production increase gives SPCC the ability to operate the Ilo smelter and refinery to full capacity with its own concentrate production, producing additional savings by avoiding purchases of outside concentrates.

In addition to the improvements made in Toquepala, and with an $8.22 million investment, the production capacity of soluble copper at the leaching plant in Cuajone was increased from 13.6 to 18 tons per day. The construction was completed in April 2002.

Southern Peru, a company with responsible corporate policies, has invested to date more than $300 million in environmental improvements; this amount is higher than the investment made by all mining companies in Peru, related to this issue.

Furthermore, we can feel proud that, from 1996, our Supplementary Control Program and the environmental investments made, fulfill the Air Quality standard (ECA - 172 µg/m3), established by the Ministry of Energy and Mines of Peru when the Environmental Compliance and Management Program (PAMA) was approved. There is no doubt that these investments have contributed to the air quality improvement in Ilo.

In order to complete the third and last step of its environmental program, Southern Peru will make new investments, at a higher magnitude than those already made. PAMA commitments will be fulfilled and one of Peru's most ambitious environmental programs will be finished.

Southern Peru carries out an ongoing exploration program throughout the country, in order to identify primarily copper and gold resources, as well as zinc, silver and lead. Projects are being developed in different mineralized zones, especially in porfiritic systems, for copper and gold/copper and epithermal systems for precious metals.

Exploration has been carried out in prospective areas, such as the Chancas -property of SPCC- and Tantahuatay -in joint ventures with other mining companies, among others. The Company has obtained results which might lead to possible development of certain of these projects in the future.

In 2002, new production and industrial safety records were established, including:

- The Toquepala mine registered a record concentrate production of 446,389 tons.
- The solutions processed by the SX/EW plant were 41.78 million cubic meters, the highest to date.
- The smelter processed a record 1'183, 816 tons of concentrate.
- The refinery produced 281,669 tons of electrolytic cathodes.
- The Toquepala mine increased molybdenum production from 4,098 to 4,215 tons.
- The number of lost time accidents diminished significantly, from 337 in 1985 to 25 in the year 2002; frequency, severity and accident indexes show better results than the statistical mean for all mining operations in Peru.

Southern Peru foresees that, when all the expansion and modernization projects of the Company are completed, its production capacity will exceed 900 million pounds of copper per year and the operation break-even point will decrease even further from the current 45.6 cents per pound of copper.

On behalf of Southern Peru's Board of Directors, we express our appreciation to the workers and employees for their endeavors and their dedication, to our clients for their trust and loyalty, and to you, our shareholders, for your long-term support.



Germán Larrea Mota-Velasco
Chairman of the Board and Chief Executive Officer



Oscar González Rocha
President and Chief Operating Officer

New Ball Mill in Toquepala concentrator



# Five-year Production Statistics

## Southern Peru Copper Corporation and Subsidiaries

| Copper Production | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Mines** (contained copper in thousands of pounds) | | | | | |
| Toquepala | **276,513** | 270,619 | 232,886 | 256,387 | 246,783 |
| Cuajone | **370,834** | 363,951 | 394,548 | 379,995 | 315,640 |
| SX/EW | **116,524** | 119,993 | 123,602 | 109,225 | 104,026 |
| Total mines | **763,871** | 754,563 | 751,036 | 745,607 | 666,449 |
| **Smelter** (contained copper in thousands of pounds) | | | | | |
| SPCC concentrates | **632,910** | 636,844 | 606,965 | 605,150 | 536,036 |
| Purchased concentrates | **64,836** | 86,800 | 45,267 | 32,986 | 111,732 |
| Total smelter | **697,746** | 723,644 | 652,232 | 638,136 | 647,768 |
| **Refineries** (thousands of pounds of copper) | | | | | |
| Ilo | **620,974** | 611,254 | 583,658 | 552,738 | 543,404 |
| SX/EW | **116,524** | 119,993 | 123,602 | 109,225 | 104,026 |
| Total refineries | **737,498** | 731,247 | 707,260 | 661,963 | 647,430 |
| **Copper sales** (thousands of pounds) | | | | | |
| Refined | **621,197** | 612,138 | 582,724 | 553,246 | 542,786 |
| In blister | **68,619** | 84,302 | 57,775 | 66,169 | 105,374 |
| In concentrates | | | 17,083 | 21,433 | 17 |
| SX/EW | **115,826** | 120,688 | 123,258 | 109,024 | 103,937 |
| Total sales of copper | **805,642** | 817,128 | 780,840 | 749,872 | 752,114 |
| **Molybdenum** (thousands of pounds contained in concentrates) | | | | | |
| **Mines** | | | | | |
| Toquepala | **9,292** | 9,035 | 8,243 | 6,993 | 6,039 |
| Cuajone | **9,048** | 9,377 | 7,639 | 5,070 | 3,520 |
| Total produced | **18,340** | 18,412 | 15,882 | 12,063 | 9,559 |
| Sales of molybdenum | **18,178** | 18,511 | 16,043 | 11,836 | 9,677 |
| **Silver** (thousands of ounces) | | | | | |
| **Smelter** (in blister) | | | | | |
| Ilo SPCC concentrates | **3,710** | 3,829 | 4,188 | 3,378 | 2,890 |
| **Refinery** | | | | | |
| Ilo | **3,660** | 3,452 | 3,343 | 2,796 | 2,735 |
| **Sales of silver** | | | | | |
| Refined | **3,645** | 3,498 | 3,454 | 2,739 | 2,724 |
| In blister | **389** | 453 | 411 | 497 | 564 |
| In concentrates | -- | --- | 220 | --- | --- |
| Total sales of silver | **4,034** | 3,951 | 3,975 | 3,236 | 3,288 |

# Five-year Selected Financial and Statistical Data

## Southern Peru Copper Corporation and Subsidiaries

| *For the years ended December 31,*<br>(in millions, except per share and employee data) | *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|---|
| **Consolidated statement of earnings** | | | | | |
| Net sales | **$ 665** | $ 658 | $ 711 | $ 585 | $ 628 |
| Operating costs and expenses (1) | **546** | 568 | 561 | 539 | 558 |
| Operating income | **119** | 89 | 150 | 46 | 70 |
| Minority interest of investment shares in income of the Peruvian branch | **1** | 1 | 2 | --- | --- |
| Extraordinary loss | **(9)** | (2) | --- | --- | --- |
| ***Net earnings*** | **$ 61** | $ 47 | $ 93 | $ 29 | $ 55 |
| **Per share amount** | | | | | |
| ***Net earnings - Basic and diluted*** | **$ 0.76** | $ 0.58 | $ 1.16 | $ 0.37 | $ 0.68 |
| **Dividends paid** | **$ 0.36** | $ 0.36 | $ 0.34 | $ 0.152 | $ 0.51 |
| **Consolidated balance sheet** | | | | | |
| Total assets | **1,752** | $ 1,823 | $ 1,771 | $ 1,545 | $ 1,526 |
| Cash and marketable securities | **148** | 213 | 149 | 11 | 198 |
| Total debt | **299** | 396 | 347 | 223 | 234 |
| Stockholders' equity | **1,241** | 1,209 | 1,192 | 1,126 | 1,109 |
| **Consolidated statement of cash flows** | | | | | |
| Cash provided from operating activities | **$ 142** | $ 151 | $ 161 | $ 63 | $ 151 |
| Dividend paid | **21** | 29 | 27 | 12 | 41 |
| Capital expenditures | **77** | 114 | 109 | 223 | 223 |
| Depreciation & depletion | **68** | 76 | 77 | 74 | 61 |
| **Capital stock** | | | | | |
| Common shares outstanding | **14.1** | 14.1 | 14.1 | 14.1 | 13.9 |
| NYSE Price – high | **$ 15.54** | $ 14.95 | $ 16-7/16 | $ 18-1/16 | $ 16-11/16 |
| Price – low | **$ 10.82** | $ 8.80 | $ 11.00 | $ 8-7/16 | $ 8-3/4 |
| Class A common shares outstanding | **65.9** | 65.9 | 65.9 | 65.9 | 65.9 |
| Book value per share | **$ 15.71** | $ 15.12 | $ 14.90 | $ 14.07 | $ 13.88 |
| P/E ratio | **20.67** | 26.07 | 12.84 | 38.03 | 13.88 |
| **Financial ratios** | | | | | |
| Current assets to current liabilities | **3.18** | 1.9 | 3.3 | 2.4 | 4.2 |
| Debt as % of capitalization | **19.3%** | 24.5% | 22.4% | 16.3% | 17.1% |
| Employees (at year end) | **3,575** | 3,726 | 3,682 | 3,844 | 4,557 |

Notes to Five-year Selected Financial and Statistical Data:
*(1) Includes provision for workers' participation of $8.9 million, $5.9 million, $12.1 million, $3.4 million and $10.6 million in the years ended December 31, 2002, 2001, 2000, 1999, and 1998.*

# Expansion and Modernization Program

Annual Report

02

The Cuajone leaching facility expansion project increased the production capacity 33%.

The Toquepala concentrator expansion and modernization project was completed at the end of August 2002, at a cost of $66.3 million compared to an approved budget of $69.5 million. The project has increased the concentrator's mineral processing capacity from 45,000 tons per day to 60,000 tons per day, thereby increasing annual production of concentrate by 150,000 tons. The increased concentrate output now gives SPCC the ability to fill the Ilo smelter without purchasing costly third party material.

The Cuajone leaching facility expansion project was completed in April 2002 at a cost of $8.2 million compared to an approved budget of $12.0 million. The project increased the capacity for soluble copper from 13.5 tons per day to 18 tons per day. Production in 2002 was 5,182 tons of copper compared with 3,861 tons in 2001.

Peirce Smith converter and ladle in Ilo smelter

In 2002, the Company's improvement project at the Ilo lime and coquina plant was completed at a cost of $8.6 million out of an approved budget of $9.0 million. Lime production capacity was increased from 182 tons per day to 227 tons per day and environmental requirements of the Environmental Compliance and Management Program (PAMA) for these facilities were satisfied.

In 2002, the Company completed a feasibility study to expand production capacity at the Ilo refinery to 360,000 tons per year, an increase of 80,000 tons per year over current capacity. The study's results were favorable and will be considered along with the Ilo smelter expansion.

Feasibility studies to utilize crusher, conveyor-belts and spreader technology in Toquepala mine dumps were completed in December 2002 with a favorable recommendation.

The main purpose is to replace the truck haulage of leachable ore through truck cars with a crushed ore transport system, using conveyor belts up to the dumps where the ore will be placed with spreaders to prepare the dumps for the leaching process. Significant savings of mine operating cost are expected. On January 30, 2003, the Board of Directors approved the project with the engineering stage to begin immediately. The estimated investment for this project is $69.7 million, with an estimated timeframe of 24 months to complete.

The project for the construction of auxiliary dams at Quebrada Honda (the Company's tailings impoundment dam) is in process. It includes the construction of three auxiliary dams which will prevent decant water of the Quebrada Honda embankment reservoir from entering the Quebrada Santalla-



na; these dams will also serve as initial dams in case SPCC decides to increase the later dam volume of the Quebrada Honda through the traditional system.

Research studies for tailings disposals in Toquepala and Cuajone are in progress. The objective of these studies is to reduce operating costs with thickened tailings technology and to recover water used in the process. The recovery and reuse of water will improve production costs and conserve scarce resources. Previous studies at the laboratory level have been completed; and bidding for the second stage at the pilot plant level is in process. At December 2002, $0.4 million has been spent out of an approved budget of $2.1 million.

The Company's biggest outstanding capital investment project is the Ilo smelter expansion and modernization. This project will modernize the smelter and is targeted to capture no less than 92% of $SO_2$, in compliance with PAMA requirements, thereby resolving the environmental situation in the Ilo region.

The Company has received proposals from three international construction/engineering entities (two additional proposals are pending and expected to be received by May 2003) and is evaluating these proposals while continuing discussions regarding incentives with the government. While the Company is in the evaluation stage, $69 million has been invested in this project through 2002.

## Exploration

During 2002, the Company continued its drilling program at the Los Chancas Project. Diamond drilling of 17,500 meters was made out of a total of 20,000 meters projected. Metallurgical tests have been completed. Test results indicate resources of 200 million tons with a copper ore grade of 1.0%, 0.07% molybdenum and 0.12 grams of gold per ton.

Additional diamond drilling was also performed in the Tantahuatay project, with a total of 3,169 meters in the "Tantahuatay 2" zone. At December 2002, copper resources in this sector have been recalculated to 14.5 million tons with contents of 0.85 grams of gold per ton and 16 grams of silver per ton in oxides in this zone. Resources for the "Ciénaga" zone are 12.6 million tons with contents of 0.93 grams of gold per ton and 9.5 grams of silver per tons in the oxides. Total resources are 27.1 million tons, with an average content of 0.89 grams of gold per ton and 13.0 grams of silver per ton. SPCC has a 44.245% interest in the Tantahuatay Project.



New tripper car for fine ore bin in Toquepala concentrator
Skimmer of reverberatory furnace in Ilo smelter
Cathodes in Ilo refinery – Control before its transported to the port

87.5% of the drilling program at the Las Chancas project is completed.



The Company has developed an extensive exploration program throughout Peru in order to identify resources of copper, and gold as well as zinc, silver and lead. The Company has obtained results, which might lead development in prospective areas. For 2003, a program of diamond drilling 15,000 meters is planned.

Currently, the Company has control of 114,807 hectares of mineral rights and 42,838 hectares of rights through joint ventures with other companies.

New Crushing Line at Toquepala concentrator

## Community Outreach

In 2002, SPCC continued its objective of working with various public and private institutions, as well as communities and towns, in the development of social investment projects focused on sustainable development and improving the quality of life for almost 4,800 families.

The Torata pilot program continues to provide highly encouraging results. The program is designed to grow aromatic herbs and fruit trees using modern irrigation techniques. Productivity has increased up to 50% together with 60% savings in water use. Also, the transfer of the Canal Chilligua is underway. When finished, this project will increase the volume of the Torata River by 300 liters per second and will contribute to secure the agricultural areas.

Likewise, at the Huaytire village, located 4,500 meters above sea level, the program for the genetic improvement of fine specimens of Suri Alpacas continues. The program consists in growing high altitude pastures that will increase productivity among the 20,000 heads of South American ruminants of the camel family in this area. In Tacalaya, an agreement was signed with the community and CONACS (National Council of South American Ruminants of the camel family) for the execution of a broad program of breeding Vicuñas. In Candarave, an agreement was reached with various communities, forming work groups in order to put into effect different agreements for the development of agriculture and cattle raising (ovine, bovine, sheep, etc) development. As a result, a genetic breeding program is taking place with the purchase and distribution of fine sheep of the Hampshire Down breed. In addition, the Company has participated in projects to improve irrigation facilities by constructing canals, dams and the delivery of



New large volume rougher cells in Toquepala concentrator



Sulfuric acid plant in Ilo smelter

enhanced seeds in various communities. Other initiatives include organizational strengthening so that these communities become leaders and promoters of their own development. Similarly, an agreement was signed with the Irrigation Authorities of the region and the Engineering National University (UNI) for the study of the best options to use the Callazas River waters that irrigate the whole province of Candarave.

These and others programs have allowed maintaining harmonious and positive relations between the Company and the surrounding communities. SPCC also played an active role during the days following the devastating frost that razed several zones in the highlands. The Company provided immediate help to some of these communities declared in emergency with dairy products, clothes and medicine.

## Results of operations for the years ended December 31, 2002, 2001 and 2000.

SPCC reported 2002 net earnings of $60.6 million, or diluted earnings of $0.76 per share, compared with net earnings of $46.6 million or diluted earnings of $0.58 per share in 2001 and $92.9 million or diluted earnings of $1.16 per share in 2000.

The increase in the Company's results for 2002, compared to 2001 is due to an increase of metal prices for molybdenum and silver, the most important by-products of the Company, despite a slight decrease in copper prices and volume.

For the full year 2002, the average price for copper on the LME and COMEX was 71 cents and 72 cents per pound respectively, compared with 72 cents and 73 cents per pound in 2001.

The Company aims at strengthening communities, so that they become leaders and promoters of their own development.

In addition, cost-cutting programs continued in 2002, contributing to improved results. Administrative and production costs also were reduced. Operating break-even cost was reduced by 3.7 cents per pound to 45.6 cents in the year 2002 from 49.3 cents in the year 2001. This reduction represents a 7.5% improvement over 2001 costs.

**Net Sales:** Net sales in 2002 were $664.6 million compared with $657.5 million in 2001 and $711.1 million in 2000. Sales increased in 2002 by $7.1 million, due to an increase of metal prices for molybdenum and silver, the most important by-products of the Company, despite a slight decrease in copper prices and sales volume.

**Prices:** Sales prices for the Company's metals are established principally by reference to prices quoted in the London Metals Exchange (LME), the New York Commodity Exchange (COMEX) or published in Platt's Metals Week, for dealer oxide mean prices for molybdenum.

| Price/Volume Data | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Average Metal Prices** | | | |
| Copper (per pound – LME) | **$ 0.71** | $ 0.72 | $ 0.82 |
| Copper (per pound – COMEX) | **$ 0.72** | $ 0.73 | $ 0.84 |
| Molybdenum (per pound) | **$ 3.77** | $ 2.36 | $ 2.55 |
| Silver (per ounce – COMEX) | **$ 4.60** | $ 4.36 | $ 4.97 |
| **Sales Volume** (in thousands) | | | |
| Copper (pounds) | **805,600** | 817,128 | 780,840 |
| Molybdenum (pounds) (1) | **18,178** | 18,511 | 16,043 |
| Silver (ounces) | **4,034** | 3,951 | 3,975 |

(1) The Company's molybdenum production is sold in the form of concentrates. Volume represents pounds of molybdenum contained in concentrates.

## Dividends and Capital Stock

The Company paid dividends to stockholders of $28.7 million, including $7.2 million used by the Company to satisfy an overdue receivable, or $0.36 per share in 2002, compared with $28.8 million or $0.362 per share in 2001, and $27.2 million or $0.340 per share in 2000.

Distributions to the investment shares minority interest were $0.3 million, $0.5 million and $0.5 million in 2002, 2001 and 2000, respectively.

On January 30, 2003, a quarterly dividend of $0.092 per common share, totaling $7.4 million, was declared, payable March 11, 2003. The Company's dividend policy continues to be reviewed at the Board of Directors' meeting, taking into consideration the current intensive capital investment program, including the smelter modernization and expected future cash flow generated from operations.

Worker watching new ball mill in Toquepala concentrator
Personnel at truck shop in Cuajone mine
Panoramic view of tankhouse in Ilo refinery



Aerial view at Cuajone concentrator – grinding & flotation, tailing thickeners and crushing plant

## Environmental Affairs

The Company's activities are subject to Peruvian laws and regulations. As part of these regulations, SPCC submitted in 1996 the Environmental Compliance and Management Plan (known by its Spanish acronym, PAMA) to the Peruvian Government. The PAMA included all current operations that did not have an approved environmental impact study at the time.

The Company's PAMA, approved by the Peruvian Ministry of Energy and Mines ("MEM") in 1997, established that the smelter would be modernized in a two-phase project; the first phase, to be completed by the end of 2003, and the second and final phase to be completed by January of 2007. On January 2002, the MEM approved the modified one-phase project to be initiated by the fourth quarter of 2002 and completed by December 2004.

Given current economic, political and market conditions, in November 2002, the Company submitted a new request to MEM to reschedule the smelter modernization timetable and to start the project by the end of 2003, with completion no later than 2007. On February 28, 2003, MEM communicated its rejection to the Company's request to reschedule the smelter modernization timetable, stating that once the Company has taken effective action to implement the project and can demonstrate the commencement of the same; SPCC would have the right to apply for the rescheduling of the smelter modernization timetable.

Also, in March 2003, in a separate regular biannual environmental review process of SPCC's mining activities, MEM issued a notice to the Company demanding compliance with the commitments in the PAMA within the next 90 days. MEM's notice orders the Company to commence the modernization project and to satisfy the investment requirement of the PAMA of $77.4 million within such 90-day period. According to applicable law, if SPCC is not in full compliance with the MEM notice, the Company will be subject to a first fine that could amount to approximately $20,000. Subsequent fines (subject to 90-day periods) would be based in the shortfall of actual expenditures against expenditures committed under the PAMA, as modified. The Company does not believe the amounts of fines paid will be material to its financial position, results of operations or cash flows in future periods. The Company is confident that it will be able to comply fully with its commitments under PAMA. MEM has announced that the closure of the smelter is unlikely.

The Company has received proposals from three international construction/engineering entities (two additional proposals are pending and expected to be received by May 2003) and is evaluating these proposals while continuing discussions regarding incentives with the government. While the Company is in the evaluating stage $63 million have been invested in this project through 2002.

It is anticipated that the project will be commenced later in 2003 if the proper conditions are met. Construction of the project is expected to require 36 months and to be completed by January 2007, the deadline imposed by PAMA. The cost of the project was previously estimated to exceed $600 million, but has not been finalized pending the evaluation of the new proposals.

The Company has enough funds to start the project, but will need substantial additional funding to finish it. The Company has an approved program to issue up to $750 million in bonds



since December of 2001. To date $142.0 million have already been issued.

There is no guarantee that the smelter project might be financed with bonds issued in Peru. The Company might finance the portion not covered by the Peruvian market with operating funds or with additional debt from the international markets.

Starting in November of 1995, Southern Peru established and continues to operate the Supplementary Control Program (SCP), a voluntary effort by which the smelter production is curtailed during periods of adverse weather conditions. During 2002, in conjunction with the operation of the smelter's sulfuric acid plant that produced over 355,000 tons, this program has contributed to improve the quality of air in Ilo. In addition to the environmental programs dealing with air quality issues, the Company continues to have good results with the remediation programs in both the Ite bay and the slag removal program on the beaches to the north of the smelter.

Environmental capital expenditures for the period 1997-2002 exceeded $148 million. As soon as the Smelter Expansion and Modernization project begins, the Company foresees significant environmental capital expenditures starting in 2003. Approximately $55 million have been budgeted for the smelter project in 2003.

In addition, the Company expects that MEM will issue new regulations during 2003 that will set forth the legal guidelines for the mining sectors remediation obligations. Additional capital expenditures may be required to achieve with these new regulations.



Operator at the lathe shop in Cuajone mine
New tailings thickener "high rate" in Toquepala concentrator
Slag hauler – kamag - in operation at Ilo smelter

Environmental capital expenditures for the period 1997-2002 exceeded $148 million.

# General Information, Description of Operations and Development

## Information Related to its Organization and its Registration in the Public Registry:

SPCC is a corporation organized according to the laws of the State of Delaware of the United States of America. It operates in Peru through a branch, which was established by public writ granted before the Public Notary of Lima, Dr. Ricardo Fernandini Arana, on the 6th of November of 1954.

By public writ of April 6, 1998 granted before the Public Notary of Lima, Dr. Carlos A. Sotomayor Bernós, the Company complied with the provisions of Law N° 26887 "General Law of Corporations" and was registered in the Electronic Record N° 3025091 of the Juridical Persons Registry Office of Lima and Callao (before: Entry N° 384 of the Record N° 2447 of the Mining Natural and Juridical Person Public Mining Registry).

See: "Brief Historical Review of the Organization of the Company".

**Brief Description:** Southern Peru Copper Corporation (SPCC) is an integrated copper producer. It has operated the Toquepala mine since 1960 and the Cuajone mine since 1976, both in the Andes highlands in the south of Peru, approximately 612 miles southeast of Lima, in the departments of Tacna and Moquegua, respectively. It also operates a smelter and refinery located west of the mines on the Pacific Ocean coast, close to the city of Ilo, department of Moquegua.

SPCC is one of Peru's leading companies and one of the 10 largest private-sector copper mining companies in the world.

SPCC, indirectly, forms part of "Grupo México S.A. de C.V." proprietor of 100% of ASARCO Incorporated's shares, through Americas Mining Corporation ("AMC"). ASARCO Incorporated in turn is proprietor of 100% of Southern Peru Holdings Corporation's shares. The latter holds 54.2% of Southern Peru Copper Corporation's shares. ASARCO Incorporated is contemplating a transaction in which Southern Peru Holdings Corporation would sell all its SPCC stock to ASARCO Incorporated 's immediate parent corporation, AMC. After the transaction, it is anticipated that the stock will be transferred to a subsidiary of AMC.

The corporate purpose of the main companies that form Grupo México S.A. de C.V. is mining and rail transportation activities.

The Group related to SPCC's operations includes the follow subsidiaries:



Grinding plant in Toquepala concentrator

| | Name of the Company | % | Location | Inscription in the RPMV |
|---|---|---|---|---|
| 1. | Grupo México, S.A. de C.V. (before Nueva Grupo México) | | Mexico | |
| | **Railroad Activities:** | | | |
| 2 | Infraestructura y Transportes México, S.A. de C.V. | 99.8% | Mexico | |
| 3. | Other subsidiaries engaged in transport activities | 100.0% | Mexico | |
| | **Mining Activities:** | | | |
| 4. | Grupo Minero México Internacional, S.A. de C.V. | 99.8% | Mexico | |
| 5. | Controladora Minera México, S.A. de C. V. | 100.0% | Mexico | |
| 6. | Americas Mining Corporation (AMC) | 100.0% | EEUU | |
| 7. | Minera México, S.A. de C. V. (before Grupo México S. A. de C. V.) | 99.8% | Mexico | |
| 8. | Grupo Minero México S. A. de C. V. | 98.84% | Mexico | |
| 9. | Other subsidiaries engaged in mining activities | | Mexico | |
| | Industrial Minera México S.A de C.V. | 98.12% | | |
| | Mexicana de Cobre, S.A. de C.V. | 94.58% | | |
| | Mexicana de Cananea, S.A. de C.V. | 98.49% | | |
| 10. | ASARCO Incorporated | 100.0% | EEUU | |
| 11. | Southern Peru Holdings Corporation (SPHC) | 100.0% | EEUU | |
| 12. | **Southern Peru Copper Corporation (SPCC)** | 54.2% | EEUU | X 1 |
| 13. | Logistics Services Incorporated (LSI) | 100.0% | EEUU | |
| 14. | Global Natural Resources Inc. | 100.0% | EEUU | |
| 15. | Multimines Corporation | 100.0% | EEUU | |
| 16. | Multimines Insurance Company, Ltd. | 100.0% | Bermuda | |
| 17. | *Southern Peru Copper Corporation, Sucursal del Perú* | 82.7% | Peru | X 2 |
| 18. | Compañía Minera Los Tolmos, S.A. | 100.0% | Peru | |

NOTES:
1.- Common Shares
2.- Labor Shares

## Corporate Capital and Common Stock

| **Corporate Capital and Common Stock** | **Shares** |
|---|---|
| The authorized number of shares are | 100,000,000 |
| **Issued and Paid In Capital:** | |
| Class A Common Shares | 65,900,833 |
| Common Shares Outstanding | 14,107,587 |
| Nominal Value of Common Shares | US$ 0.01 |

| Total Number and Percent of Shares | Shares | Percent of Total Number | Percentage voting interest |
|---|---|---|---|
| Southern Peru Holdings Corporation (*) | 43,348,949 | 54.2% | 63.1% |
| Cerro Trading Company, Inc. (*) | 11,378,088 | 14.2% | 16.6% |
| Phelps Dodge Overseas Capital Corporation (*) | 11,173,796 | 14.0% | 16.3% |
| Common Shares | 14,107,587 | 17.6% | 4.0% |
| Total | 80,008,420 | 100.0% | 100.0% |

(*) Class A Common Shares are entitled to five votes per share. Common shares are entitled to one vote per share.

## Authorizations Obtained for the Development of the Business

1. Toquepala Concentrator: Authorized by Directorial Resolution No.455-91-EM/DGM/DCM dated July 5, 1991, which approved the operation of the Toquepala concentrator. The resolution granted 240 hectares of surface land and authorized a throughput of 39,000 Metric Tons/Day.
   Based on Report No. 413-97-EM/DGM/DPDM dated July 7, 1997 the "General Director of Mining" authorized the expansion of the Toquepala Concentrator to a 43,000 Metric Tons/Day throughput.
   Based on Report N° 547-2002-EM/DGM/DPDM, dated November 6, 2002, the "General Director of Mining" authorized the expansion of the Toquepala Concentrator to a capacity of 60,000 TM/Day.

2. Botiflaca concentrator in Cuajone: Authorized by Directorial Resolution No. 150-81-EM/DCM dated August 14, 1981, which approved the operation of the Cuajone Concentrator. The resolution granted 56 hectares of surface land.
   Based on Report No. 266-99-EM/DGM/DPDM dated July 20, 1999 the "General Director of Mining" authorized the expansion of the Cuajone Concentrator to a 87,000 Metric Tons/Day throughput.

3. Toquepala Leaching Plant (SX/EW): Authorized by Directorial Resolution No. 166-96-EM/DGM dated May 7, 1996, which approved the operation of the Toquepala SX/EW Plant. The resolution granted 60 hectares of surface land and authorized a throughput of 11,850 Tons/Day.
   Based on Report No. 663-98-EM/DGM/DPDM dated November 10, 1998 the "General Director of Mining" authorized the expansion of the Toquepala SX/EW Plant to a 18,737 Metric Tons/Day throughput.

4. Cuajone leaching plant (LX/EW): Authorized by Directorial Resolution No.155-96-EM/DGM dated May 6, 1996, which approved the operation of the Cuajone leaching plant. The resolution granted 400 hectares of surface land and authorized a throughput of 2,100 Tons/Day.

5. Ilo Smelter: Authorized by Directorial Resolution No. 0078-69-EM/DGM dated August 21, 1969, which approved the operation of the Ilo smelter. The resolution authorized a production of 400 Short Tons/Day of blister copper.
   Based on Report No.204-2000-EM-DGM-DPDM dated June 20, 2000 the "General Director of Mining" authorized the expansion of the Ilo Smelter to a 3,100 Metric Tons/Day throughput of copper concentrates.

6. Ilo Refinery: Authorized by Report No. 056-94-EM/DGM/DRDM dated May 27, 1994 the "General Director of Mining" authorized the operation of the Ilo Copper Refinery at 190,000 Metric Tons/Year (533 Metric Tons/Day) throughput of blister copper.
   Based on Report No. 506-98-EM/DGM/DPDM dated September 2, 1998 the "General Director of Mining" authorized the expansion of the Ilo Copper Refinery to a capacity of 658 Metric Tons/Day throughput of blister copper.
   Based on Report N° 080-2002-EM-DGM/DPDM, dated March 13, 2002, the "General Director of Mining" authorized the expansion of the Ilo Copper Refinery to a capacity of 800 TM/Day.

7. Sulfuric Acid Plant: Authorized by Directorial Resolution No. 024-96-EM/DGM dated January 19, 1996 the "General Director of Mining" authorized the operation of the Sulfuric Acid Plant at a production rate of 472 Metric Tons/Day. Based on Report No. 313-98-EM/DGM/DPDM dated May 18, 1998 the "General Director of Mining" authorized the expansion of the Ilo Sulfuric Acid Plant to a capacity of 300,000 Metric Tons/Year production.

8. "Coquina Wash Plant and Sea shell Concentrator" authorized to operate by Directorial Resolution N° 110-EM/DGM of August 3, 1993. The plant processes 2068MT/day of raw material (coquina) recovered from nearby mines. Seashell is produced separating sand and other materials form the coquina using sea water washing screens.

# Description of Operations and Development Regarding the Issuing Entity

**Purpose**

The purpose of Southern Peru Copper Corporation (SPCC) is to engage in activities allowed by the laws of the state of Delaware. Its main activity is to extract, mill, concentrate, smelt, treat, prepare for market, manufacture, sell, exchange and, in general, to produce and negotiate for sales of copper, gold, silver, lead, zinc, iron and any other class of minerals and materials or other materials, effects and goods of any nature or description; as well as to explore, exploit, sample, examine, investigate, recognize, locate, appraise, buy, sell, exchange, etc., mining concessions and mining deposits. SPCC belongs to the CIUU 1320 group.

The term of duration of the Company is indefinite.

**Brief Historical Review of the Organization of the Company**

The Company was organized on December 12, 1952, over fifty years ago, according to the laws of the State of Delaware of the United States of America, under the denomination of Southern Peru Copper Corporation (SPCC). In 1954, SPCC established a Branch in Peru to carry out mining activities in Peru.

On September 7, 1995, "Southern Peru Copper Holding Company" was organized, also in accordance with the laws of the State of Delaware, with the purpose of acting as a holding company of the entirety of Southern Peru Copper Corporation's shares (SPCC). By the end of 1995, "Southern Peru Copper Holding Company" changed its denomination to that of Southern Peru Copper Corporation.

Both companies agreed, effective December 31, 1998, to the merger of Southern Peru Copper Corporation and of Southern Peru Limited, the former company absorbing the latter and with SPCC assuming all assets and liabilities, including the Branch in Peru. This merger did not imply any modification to the participation percentages in the corporate capital or of the Patrimony Participation Account (investment stock), which remained identical.

Mining activities in Peru are carried out under the denomination of "Southern Peru Copper Corporation", the abbreviated denomination "Southern Peru" or the initials SPCC, through its Branch in Peru. The Branch is registered in the Electronic Record N° 03025091 of the Juridical Persons of the Registry Office of Lima and Callao (before: Entry N° 384 of the Record N° 2447 of the Mining Natural and Juridical Persons Public Mining Registry).

**Information about Plans and Investment Policies**

See Expansion and Modernization Program on page 10.

**Relationship between the Issuer and the Government**

On November 20, 1996, SPCC and the Peruvian government (Ministry of Energy and Mines) signed a contract that will remain effective until the year 2010 and guarantees the tax stability and the availability of foreign currency exchange for the Branch's earnings related to the operation of the SX/EW plant at Toquepala and the Solvent Extraction (SX) operation at Cuajone. Also, on April 18, 1995, SPCC and the Peruvian government (CONITE) signed a contract that guarantees the availability of foreign currencies, and free remittance of dividends outside Peru, among other guarantees, related to the acid plant of the Ilo smelter.

The Company obtains income for tax credits in Peru for value-added taxes paid in connection with the purchase of capital equipment and other goods and services employed in its operations and records these credits as a prepaid expense. Under current Peruvian law, the Company is entitled to use the credits against its Peruvian income tax liability or to receive a refund. The carrying value of these Peruvian tax credits approximates their market value.

## Generic Description of Main Assets

**TOQUEPALA**

1. Mining concessions Toquepala 1, Toquepala 2, Toquepala 3, Toquepala 5, Toquepala 6, Toquepala 7, Toquepala 12, Toquepala 26 and Toquepala 27. These mining rights belong to the Toquepala unit, which has 39 mining rights with a total area of 7,718 hectares.
2. "Toquepala Concentrator" Beneficiation Plant with milling capacity of 45,000 tons per day, consists of 1 primary crusher, 2 secondary crushers, 4 tertiary crushers, 8 bar mills, 24 ball mills, 8 ball mills for re-crushing, as well as, 4 OK-100 flotation cells, 3 OK-50 flotation cells, 11 column cells and 4 flotation cells 130m3, 24 flotation cells WEMCO with a capacity of 42.5m3, 1 track tractor CAT D10-R.
3. 22 trucks with a capacity of 218 ton each. 10 trucks with a capacity of 181 ton each. 12 trucks with a capacity of 109 ton each.
4. 2 4100A shovels with a capacity of 66 tons (43 m3), 4 2100BL shovels with a capacity of 21 tons (11.4 m3), 1 495BI shovel with a capacity of 66 tons (43 m3), 1 120A electric drill, 2 100XP electric drills, 1 49RIII rotary drill, 1 front-end loader 992D, 1 Komatsu wheel tractor.

Additionally, new equipment for the concentrator had been incorporated with the expansion and modernization: 1 secondary crusher, 2 tertiary crushers, enlargement of the ore milled deposit, 1 tripper car, 1 ball mill 6.4 x 10.2 m, 2 cells of 130 m3 y 4 de 60 m3 for flotation rougher, 4 pre-classifier cyclones, 1 cell of cleaning, 1 cell scavenger de 60 m3, 1 line of 24 cells of cleaning and re-cleaning, 6 cells of 2.8 m3 changing the existing line of 14 cells to 2 lines of 10 cells each one for molybdenum plant, 1 pressure filter for copper concentrate, 1 thickener high-rate of 43 meters of diameter , 1 new tailing distributor tank which replaced the existing tank; enlargement of the pumping house, 1 pump of recover water, 1 transformer of 33/40 MVA, 138/38 Kv., DCS system.

**CUAJONE**

5. Mining concessions Cuajone 1, Cuajone 6, Cuajone 15, Cuajone 23, Isabel, Honradez, Rafaelito E, Rafaelito F and Cuajone 19. These mining rights belong to the Cuajone Unit, which has 23 mining rights with a total area of 7,501 hectares.
6. "Cuajone Concentrator" Beneficiation Plant with milling capacity of 87,000 tons per day, consisting of 1 primary crusher, 3 secondary crushers, 7 tertiary crushers, 10 ball mills, 4 ball mills for re-crushing, 1 vertical mill, as well as 30 OK-100 flotation cells, 6 column cells, 28 Wemco flotation cells, 48 Denver flotation cells.
7. 18 Dresser 830E trucks with a capacity of 218 ton each. 8Cat 793C trucks with a capacity of 218 ton each, 4 Wabco trucks with a capacity of 109 ton each.
8. 2 4100A shovels with a capacity of 66 tons, 1 2800XPB shovel with a capacity of 49 tons, 1 2100BL shovel with a capacity of 21 ton, 1 Le Tourneau 1800 front end loader with a capacity of 38 tons, 2 120A electric drills, 1 100XP electric drill, 4 front end loaders 966 of 3.8 m3 of capacity, 3 front end loaders 950 of 3.1 m3 of capacity, 3 front end loaders 988 of 6.1 m3 of capacity, 1 wheel tractor Komatsu.

**OTHER**

SPCC has a L-SX-EW plant (leaching, solvent extraction and electrowinning) at Toquepala and a Leaching plant at Cuajone.
Cuajone's leaching plant has the following facilities to process copper oxides ore: 1 primary jaw crusher, 1 secondary cone crusher with a capacity of 4,300 ton per day, 1 agglomeration mill, 1 front end loader, 3 trucks of 109 tons (to haul agglomerated ore to the leach heaps). Cuajone's PLS (pregnant leach solution) is sent to Toquepala through an 8" pipe laid alongside the Cuajone - Toquepala railroad track.
Toquepala's L-SX-EW plant has the following facilities for

The Company's largest outstanding capital investment project is the Ilo smelter expansion and modernization.

leaching: 2 irrigation systems over the dumps where the mine disposes low grade copper sulphides (those irrigation systems are located in the south dump and the northwest dump), 4 pregnant solution ponds, each one with its own pumping system to send the solution to the SX/EW sections. The SX section has 3 trains, each one with a nominal flow capacity of 1,068 m3 / h of PLS. The EW section is formed by 162 electrowinning cells arranged in two tank houses, one with 122 cell and the other with 40.

**ILO**

**9.** "Ilo smelter" with a smelting capacity of 1,120,000 tons of concentrate per year. It has 2 reverberatory furnaces, 7 Peirce-Smith converters, 1 "El Teniente" modified converter and 2 casting wheels.

**10.** "Ilo refinery" – Anode Plant: 2 Basculant Maerz furnaces each with a 400 MT capacity, 1 casting wheel (70 MT / hour) – Electrolytic Plant: with a 280,000 MT / year capacity (Cathodes), 926 commercial cells and 52 starting cells. – Precious Metals Plant: with 1 Wenmec selenium reactor, 1 cupel furnace, 22 silver refining cells and 1 hydrometallurgical system for gold recovery.

**11.** Sulfuric acid plant with a production capacity of 300,000 tons per year. (Average 1,000 per day).

**12.** Oxygen plant with a production capacity of 100,000 tons per year (Average 272 tons per day).

**13.** "Coquina" plant with a production capacity of 200,000 tons per year of seashells.

**14.** Burnt lime plant with a capacity of 80,000 tons per year.

**OTHER**

Industrial railroad to haul concentrates and supplies between Toquepala, Cuajone and Ilo with 30 locomotives, 256 dump cars, 92 flat cars, 254 boxcars, 8 closed boxcars, 11 closed hopper-type cars, 34 open hopper-type cars, 31 various tank wagons, 23 sulfuric acid tanks, 5 patrol cars, 17 dump cars, 1 front end loader CAT 966G, a new mobile system of classification and shell loading, 1 track tractor D9R for handling slag, 1 console DCS for acid plant and reverberator furnaces, 1 power factor transformer equipment, oil heater COEN, and 1 dragshovel for smelter, 1 south bar casting system.

Employees:

| At December 31, | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Staff | **724** | 765 | 744 | 723 |
| Employees | **1,075** | 1,116 | 1,047 | 1,066 |
| Workers | **1,776** | 1,845 | 1,891 | 2,055 |
| Total | **3,575** | 3,726 | 3,682 | 3,844 |

## Economic Relations with Other Companies Due to Loans that Commit More than 10% of the Stockholder's Equity of the Issuing Entity

In 1997, the Company privately placed US$150 million Secured Export Notes, known as SENs, in the United States and in international markets, equivalent to 12.4% of the stockholder's equity of the Company as of December 31, 2001. These Notes were paid in full in February of 2002.

These notes had an average maturity of seven years and a final maturity in 2007 and were priced at par with a coupon rate of 7.9%. A premium of $11.4 million was paid related to this prepayment and is being expensed in the first quarter of 2002 as an extraordinary item.

## Administrative, Judicial or Arbitration Proceedings

**Litigation:** See Note to Consolidated Financial Statements (Commitments and Contingencies).

## Changes of Those Responsible for the Preparation and Revision of the Financial Information

As of December 31, 2002, there were no changes in financial responsibilities. José N. Chirinos acts as Director of Comptroller and Finance since December 20, 1999. Marco A. García acts as Finance Manager.

## Information Related to Stock Issued in the Public Stock Market

**Common Stock:**
On November 29, 1995, the Company offered to exchange the recently issued Common Shares for all and any labor shares of the Peruvian Branch of the Company, at a ratio of one common share for four S-1 shares and one common share for five S-2 shares. The exchange offer expired on December 29, 1995, with 80.8% of the total labor shares in circulation exchanged for 11,479,667 Common Shares. These Common Shares are quoted on the New York Stock Exchange and the Lima Stock Exchange and are entitled to one vote per share.

Along with the exchange of labor shares the founding stockholders of the Company exchanged their shares for class A Common Shares, with the right to five votes per share, except with respect to the election of directors or as required by law.

The class A Common Shares and the Common Shares have a nominal value of $0.01 per each share.

**Corporate Bonds:**
In November 2001, the Company was authorized by CONASEV to increase the $200 million program, approved in 2000, to $750 million; as part of this program, on February, 2002, the Company placed $25.9 million in corporate bonds with a face value of $1,000 each, to investors in Peru. This issue matures in 2012 and has a floating interest rate equivalent to Libor + 3.00%. In addition, on December 2001, the Company placed $73.1 million in corporate bonds with a face value of $1,000 each, to investors in Peru; this issue matures in 2011 and has a floating interest rate equivalent to Libor + 3.00%. On July 2000, the Company placed $30 million in corporate bonds and on December of the same year, $20 million with similar terms and conditions. Both issues mature in 2007 and generate a nominal interest rate of 8.75%.

As of December 31, 2002, $149.0 million out of the $750 million program have already been issued.

In the month of June 1997, the Company placed $50 million in corporate bonds with the same face value and in the same market as the issues mentioned in the previous paragraph. Nominal interest rate was fixed at 8.01% (8.25% effective), and will mature in June of 2004.

In all cases, corporate bonds were placed at par value and interests are paid quarterly starting from the date of issue. For issues prior to 2001, the Company has the option to redeem all or part of the issue starting on the fourth year after the date of issue, in amounts multiple of $10.0 million. For issued after 2001, the rescue might occur at any time, in similar conditions as mentioned before.

## Quotations of Corporate Bonds Issued by Southern Peru

| Designation | Period | Open | Close | Low | High | Average |
|---|---|---|---|---|---|---|
| PCU1BC21 | 200201 | - | - | - | - | - |
| PCU1BC21 | 200202 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200203 | 99.9000 | 99.9000 | 99.9000 | 99.9000 | 99.9000 |
| PCU1BC21 | 200204 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200205 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200206 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200207 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200208 | 100.0000 | 100.0000 | 100.0000 | 100.0000 | 100.0000 |
| PCU1BC21 | 200209 | - | - | - | - | - |
| PCU1BC21 | 200210 | - | - | - | - | - |
| PCU1BC21 | 200211 | - | - | - | - | - |
| PCU1BC21 | 200212 | - | - | - | - | - |

| Designation | Period | Open | Close | Low | High | Average |
|---|---|---|---|---|---|---|
| PCU1BC22 | 200201 | - | - | - | - | - |
| PCU1BC22 | 200202 | - | - | - | - | - |
| PCU1BC22 | 200203 | 99.9000 | 100.0000 | 99.9000 | 100.0000 | 99.9500 |
| PCU1BC22 | 200204 | - | - | - | - | - |
| PCU1BC22 | 200205 | - | - | - | - | - |
| PCU1BC22 | 200206 | 100.0000 | 99.9993 | 99.9993 | 100.0000 | 99.9997 |
| PCU1BC22 | 200207 | - | - | - | - | - |
| PCU1BC22 | 200208 | - | - | - | - | - |
| PCU1BC22 | 200209 | - | - | - | - | - |
| PCU1BC22 | 200210 | - | - | - | - | - |
| PCU1BC22 | 200211 | 97.4745 | 97.4745 | 97.4745 | 97.4745 | 97.4745 |
| PCU1BC22 | 200212 | - | - | - | - | |

| Designation | Period | Open | Close | Low | High | Average |
|---|---|---|---|---|---|---|
| PCU1BC11 | 200201 | 107.2799 | 107.2799 | 107.2799 | 107.2799 | 107.2789 |
| PCU1BC11 | 200202 | - | - | - | - | - |
| PCU1BC11 | 200203 | 106.6945 | 106.6945 | 106.6945 | 106.6945 | 106.6945 |
| PCU1BC11 | 200204 | 107.1908 | 107.1908 | 107.1908 | 107.1908 | 107.1718 |
| PCU1BC11 | 200205 | 107.3742 | 98.9810 | 98.9810 | 107.3742 | 99.9638 |
| PCU1BC11 | 200206 | 105.8038 | 105.7686 | 105.7686 | 105.8038 | 105.7862 |
| PCU1BC11 | 200207 | - | - | - | - | - |
| PCU1BC11 | 200208 | - | - | - | - | - |
| PCU1BC11 | 200209 | 108.5538 | 108.1377 | 108.1377 | 108.5538 | 108.1022 |
| PCU1BC11 | 200210 | 108.5389 | 109.0815 | 108.0623 | 109.0943 | 108.6191 |
| PCU1BC11 | 200211 | 109.7691 | 108.7060 | 106.9195 | 109.7691 | 108.2642 |
| PCU1BC11 | 200212 | 109.5965 | 109.5965 | 109.5965 | 109.5965 | 109.5965 |

| Designation | Period | Open | Close | Low | High | Average |
|---|---|---|---|---|---|---|
| PCU1BC12 | 200201 | 106.5304 | 107.4274 | 105.3384 | 107.6831 | 106.9484 |
| PCU1BC12 | 200202 | 106.8895 | 106.8895 | 106.8895 | 106.8895 | 106.8995 |
| PCU1BC12 | 200203 | - | - | - | - | - |
| PCU1BC12 | 200204 | - | - | - | - | - |
| PCU1BC12 | 200205 | - | - | - | - | - |
| PCU1BC12 | 200206 | - | - | - | - | - |
| PCU1BC12 | 200207 | - | - | - | - | - |
| PCU1BC12 | 200208 | 106.4291 | 110.8258 | 106.3827 | 110.8258 | 107.1551 |
| PCU1BC12 | 200209 | 108.5421 | 108.5189 | 108.5189 | 109.3711 | 108.5636 |
| PCU1BC12 | 200210 | 109.7593 | 108.6013 | 108.6013 | 109.7593 | 109.3285 |
| PCU1BC12 | 200211 | 109.3885 | 108.6909 | 108.6909 | 110.4484 | 108.5356 |
| PCU1BC12 | 200212 | 110.3161 | 110.3161 | 110.3161 | 110.3161 | 110.3161 |

| Designation | Period | Open | Close | Low | High | Average |
|---|---|---|---|---|---|---|
| SPLBC1U | 200201 | 102.6663 | 105.1097 | 102.5889 | 105.1097 | 103.8451 |
| SPLBC1U | 200202 | - | - | - | - | - |
| SPLBC1U | 200203 | 102.2702 | 104.2719 | 102.2702 | 104.3404 | 103.4612 |
| SPLBC1U | 200204 | 104.2476 | 103.1868 | 103.1868 | 104.2476 | 103.9628 |
| SPLBC1U | 200205 | 104.0714 | 104.0714 | 104.0714 | 104.0714 | 104.0714 |
| SPLBC1U | 200206 | 103.8328 | 104.2917 | 103.8328 | 104.2917 | 103.8816 |
| SPLBC1U | 200207 | - | - | - | - | - |
| SPLBC1U | 200208 | 103.9366 | 103.9366 | 103.9366 | 103.9366 | 103.9366 |
| SPLBC1U | 200209 | 105.8009 | 104.5616 | 104.5616 | 105.9641 | 105.7610 |
| SPLBC1U | 200210 | - | - | - | - | - |
| SPLBC1U | 200211 | 104.5942 | 106.0744 | 104.5942 | 106.0744 | 104.6552 |
| SPLBC1U | 200212 | - | - | - | - | - |

## Common Shares Monthly Stock Prices 2002
## Lima Stock Exchange
## ISIN Code: US8436111046
## Symbol: PCU

| Period | Open | Close | Low | High | Average |
|---|---|---|---|---|---|
| 200201 | $ 11.80 | $ 12.00 | $ 10.98 | $ 12.30 | $ 11.69 |
| 200202 | $ 12.00 | $ 11.40 | $ 10.81 | $ 11.80 | $ 11.38 |
| 200203 | $ 11.40 | $ 12.90 | $ 11.40 | $ 12.90 | $ 12.18 |
| 200204 | $ 12.90 | $ 14.20 | $ 13.00 | $ 15.12 | $ 14.13 |
| 200205 | $ 14.20 | $ 14.27 | $ 14.27 | $ 15.35 | $ 14.86 |
| 200206 | $ 14.27 | $ 14.90 | $ 14.25 | $ 15.25 | $ 14.67 |
| 200207 | $ 14.90 | $ 14.40 | $ 13.00 | $ 15.00 | $ 14.53 |
| 200208 | $ 14.40 | $ 13.84 | $ 13.00 | $ 14.07 | $ 13.46 |
| 200209 | $ 13.84 | $ 13.90 | $ 12.96 | $ 13.90 | $ 13.23 |
| 200210 | $ 13.90 | $ 14.20 | $ 13.70 | $ 14.20 | $ 14.00 |
| 200211 | $ 14.20 | $ 14.45 | $ 13.70 | $ 14.50 | $ 14.12 |
| 200212 | $ 14.45 | $ 14.20 | $ 14.00 | $ 14.50 | $ 14.30 |

## Common Shares Monthly Stock Prices 2002
## New York Stock Exchange
## Symbol: PCU

| Period | Open | Close | Low | High | Average |
|---|---|---|---|---|---|
| 200201 | $ 11.75 | $ 11.85 | $ 10.91 | $ 12.25 | $ 11.72 |
| 200202 | $ 11.85 | $ 11.20 | $ 10.82 | $ 11.90 | $ 11.48 |
| 200203 | $ 11.20 | $ 12.95 | $ 11.70 | $ 13.20 | $ 12.39 |
| 200204 | $ 12.95 | $ 14.41 | $ 13.07 | $ 15.10 | $ 14.20 |
| 200205 | $ 14.41 | $ 13.95 | $ 13.95 | $ 15.54 | $ 14.82 |
| 200206 | $ 13.95 | $ 14.99 | $ 14.15 | $ 15.11 | $ 14.68 |
| 200207 | $ 14.99 | $ 14.58 | $ 13.60 | $ 15.08 | $ 14.59 |
| 200208 | $ 14.58 | $ 13.38 | $ 13.08 | $ 14.27 | $ 13.54 |
| 200209 | $ 13.38 | $ 13.71 | $ 12.85 | $ 13.71 | $ 13.23 |
| 200210 | $ 13.71 | $ 13.98 | $ 13.25 | $ 14.28 | $ 13.90 |
| 200211 | $ 13.98 | $ 14.45 | $ 13.74 | $ 14.60 | $ 14.14 |
| 200212 | $ 14.45 | $ 14.40 | $ 14.00 | $ 14.59 | $ 14.32 |

## Management
## Members of the Board of Directors at December 31, 2002

1. **Germán Larrea Mota-Velasco.** Chairman of the Board and Chief Executive Officer of SPCC since December 1999 and Director since November 1999. Chairman of the Board of Directors, President and Chief Executive Officer of Grupo México (holding) since 1994; Chairman of the Board and Chief Executive Officer of Grupo Minero México (mining division) since 1994 and of Grupo Ferroviario Mexicano (railroad division) since 1997. Chairman of the Board and Chief Executive Officer of Empresarios Industriales de México (holding) since 1992. Previously, Executive Vice Chairman of Grupo México and member of the Board of Directors since 1981. Chairman and Chief Executive Officer of ASARCO Incorporated from November 1999 to present, and its President from November 1999 to January 2000.

2. **Manuel Calderón Cárdenas.** Director of SPCC since November 1999. Director of Mine Planning and Control of Grupo México S.A. de C.V. since 1994. Director of Asarco since November 1999.

3. **Jaime Claro.** Director of SPCC since September 1996. Mr. Claro has been a non remunerated advisor to The Marmon Group/The Pritzker Organization LLC since October 1997. He is also Chairman and a Director of ME Global Inc. and Quemchi S.A., Vice Chairman of Cía. Electro Metalúrgica S.A., a Director of Compañía Sud Americana de Vapores, S.A., Cristalería de Chile S.A. and Navarino S.A., and advisor to the Board of Compañía Libra de Navegaçao.

4. **Héctor García de Quevedo Topete.** Director and Treasurer of SPCC since May 9, 2000. Managing Director of Special Matters of Grupo México, S.A. de C.V. since 1999. Director of Grupo Mexico since April 2002. Advisor to the Chairman and Chief Executive Officer of Grupo México from 1994 to 1998.

5. **Xavier García de Quevedo Topete.** Director of SPCC since November 1999. President of Minera México, S.A. de C.V. since September 1, 2001. Managing Director of Grupo Ferroviario Mexicano, S.A. de C.V. and Ferrocarril Mexicano, S. A. de C.V. from December 1997 to December 1999. Director General of Exploration and Projects of Grupo México, SA. de C.V. from 1994 to 1997. He was an Alternate Director of Grupo México from 1998 to April 2002. Director of Grupo México since April 2002. Director of ASARCO Incorporated since November 1999 and President from January 2000 to September 1, 2001.

6. **Oscar González Rocha.** President, General Director of SPCC and Chief Operating Officer since December 1999 and Director since November 1999. Managing Director for Mexicana de Cobre, S.A. de C.V. from 1986 to 1999 and of Mexicana de Cananea, S.A. de C.V. from 1990 to 1999. Alternate Director of Grupo México from 1988 to April 2002 and Director of Grupo México since April 2002. Director of ASARCO Incorporated since November 1999.

7. **Harold Handelsman.** Director of SPCC since August 2002. Executive Vice President and General Counsel of The Pritzker Organization LLC, a private investment firm, since 1998. Mr. Handelsman has also been a Senior Executive Officer of the Hyatt Corporation since 1978, currently serving as Senior Vice President, Secretary and General Counsel, and is a Director of First Health Group Corp. (a managed care organization) and a number of private corporations. He received a B. A. degree from Amherst College in 1968 and a J. D. degree from Columbia University in 1973.

8. **Genaro Larrea Mota-Velasco.** Vice President, Commercial of SPCC from December 1999 until April 25, 2002 and Director since November 1999. Managing Commercial Director of Grupo México from 1994 to August 30, 2001 and a Director of Grupo México from 1994 to date. He has been a Director and President of ASARCO Incorporated from September 1, 2001 to present. Previously he was a Director and Vice President and Chief Commercial Officer of ASARCO Incorporated from November 1999 to August 30, 2001.

9. **John F. McGillicuddy.** Director at SPCC since January 1996. Director of United States Steel Corporation until December 31, 2002. He is currently a Director of WellChoice, Inc. (formerly Empire Healthcare, Inc.). From December 1991 until December 1993, he was Chairman of the Board and Chief Executive Officer of the Chemical Banking Corporation and Chemical Bank. He was Chairman of the Board and Chief Executive Officer of Manufacturers Hanover Trust Company from 1979 to 1991.

10. **Armando Ortega.** Director of SPCC since August 2002. Vice President-Legal and Secretary of the Company since April 25, 2002. Previously, Assistant Secretary of the Company from July 25, 2001 to April 25, 2002. General Counsel of Grupo México since May 2001. Assistant Secretary of Grupo México and Asarco. Previously, he headed the Unit on International Trade Practices of the Ministry of Economy of Mexico with the rank of Deputy Vice Minister from 1997 to May 2001, and was negotiator for international matters for said Ministry from 1988 to May 2001.

11. **Gilberto Perezalonso Cifuentes.** Director of SPCC since June 2002. From 1980 until February 1998, Mr. Perezalonso held various positions with Grupo Cifra S.A. de C.V., the last position being that of General Director of Administration and Finance. From 1998 until April 2001, he was Executive Vice President of Administration

and Finance of Grupo Televisa S.A. He is currently, Treasurer of the Asociación Vamos México A.C., consultant to the Presidency of Grupo Televisa S.A and member of its Board and its Executive Committee. He is also member of the Investment Committee of IBM de México. Member of the Advisory Council of Banco Nacional de México S.A. de C.V. and member of the Board and of the investment committee of Afore Banamex, member of the Board and of the investment committee of Siefore Banamex No. 1, member of the Board of Gigante S.A. de C.V., International Center for Human Development, Costa Rica, Masnegocio Co. S. de R.L. de C.V., and Financiera Compartamos, S. A. de C. V. SFOL.

Mr. Perezalonso has a law degree from the Iberoamerican University and a Master's Degree in Business Administration from the Business Administration Graduate School for Central America (INCAE). Mr. Perezalonso has also attended the corporate finance program at Harvard University.

12. **Ramiro G. Peru.** Director of SPCC since July 2002. Senior Vice President and Chief Financial Officer of Phelps Dodge Corporation since May 1999. He has been a member of the senior management team since 1997, when he was appointed to the position of Senior Vice President of Organization, Development and Information Technology of Phelps Dodge Corporation. Previously, Phelps Dodge Corporation's Vice President and Treasurer from 1995 to 1997 and Assistant Controller of the corporation, as well as Controller of Phelps Dodge Mining Company, a subsidiary of Phelps Dodge Corporation, from 1987 to 1993.

13. **Jaime Serra Puche.** Director of SPPC since June 12, 2001. Senior Partner of Serra & Asociados Internacional, a Mexican consulting firm on legal and economic matters, for the last five years. He served as Mexico's Undersecretary of Revenue, Secretary of Trade and Secretary of Finance. He led the negotiation and implementation of the Uruguay Round and the creation of the WTO. He headed the negotiation of free trade agreements with several Latin American countries and with the United States and Canada for the implementation of NAFTA. He founded the Mexican Investment Board and the Federal Competition Commission of Mexico. He serves on the Board of Directors of Mexico Fund, Inc., Grupo Ferroviario Mexicano S.A de C.V., Bardahl, Tenaris, CAM (Mexican Arbitration Center), Vitro Regional Market Makers, and Chiquita Brands International. He was also a trustee of the Yale Corporation, and currently co-chairs The President's Council on International Activities of Yale University. Member of the Trilateral Commission and the U.S.-Mexico Bilateral Council.

14. **Daniel Tellechea Salido.** Vice president, Finance of SPCC since December 1999 and Director since November 1999. Managing Director of Administration and Finance of Grupo Mexico since 1993 and an Alternate Director from 1988 until April 2002. Director of Grupo Mexico since April 2002. Managing Director of Mexicana de Cobre, S.A. de C.V. from 1986 to 1993. Executive Vice President and Chief Financial Officer of ASARCO Incorporated since February 15, 2001, and a Director since November 1999. Previously, Director, Vice President and Chief Financial Officer of ASARCO Incorporated from November 1999 to February 14, 2001. Also a member of the Board of Directors of Coeur D'Alene (CDE) from 1999 thru January 9, 2003.

15. **J. Steven Whisler.** Director of SPCC since June 1995. Chairman of the Board of Phelps Dodge Corporation since May 2000 and its Chief Executive Officer since January 2000. He has been President of Phelps Dodge Corporation since December 1997 and Chief Operating Officer from December 1997 to January 2000. President of Phelps Dodge Mining Company from 1991 to 1998. Director of Phelps Dodge Corporation and Burlington Northern Santa Fe Corporation, America West Holdings and its main subsidiary, America West Airlines, Inc.

## Executive Officers

**Germán Larrea Mota-Velasco**
Chairman of the Board, Chief Executive Officer and Director

**Oscar González Rocha**
President, Director General and Chief Operating Officer

**Daniel Tellechea Salido**
Vice President, Finance

**Mario Vinageras**
Vice President, Commercial

**Remigio Martínez**
Vice President, Exploration

**Vidal Muhech**
Vice President, Projects

**Douglas E. McAllister**
General Counsel

**Héctor García de Quevedo Topete**
Treasurer

**Armando Ortega**
Vice President, Legal and Secretary

**Ernesto Durán Trinidad**
Comptroller

## Next of Kin

Messrs. Germán Larrea Mota-Velasco, President of the Board and Chief Executive Officer of Grupo México, and Genaro Larrea Mota-Velasco, Commercial General Director of Grupo México are brothers. Héctor and Xavier García de Quevedo Topete are brothers. Among the other members of the Board, and between them and the Executive Officers of Southern Peru Copper Corporation, no relationship of affinity and/or consanguinity exists.

## Annual Meeting

The annual meeting of stockholders of Southern Peru Copper Corporation will be held on Thursday, May 8, 2003 at 14:30 hours. Mexico D.F. time, at Avenue Baja California N°. 200, Fifth Floor, Colonia Roma Sur, Mexico City, Mexico.

## Corporate Offices

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A., Phone: (602) 977-6500, Fax: (602) 977-6700.

Ave. Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Perú
Phone (511) 372-1414, Ext. 3211, Fax (511) 372-0077

## Transfer Agent, Registrar and Stockholder Services

**The Bank of New York**
101 Barclay Street
New York, NY 10286
Phone 800/524-4458

## Dividend Reinvestment Program

SPCC stockholders can have their dividends automatically reinvested in SPCC common shares. SPCC pays all administrative and brokerage fees. The Bank of New York administers this plan. For more information, contact The Bank of New York at 800/524-4458.

## Stock Exchange Listing

The principal markets for SPCC's Common Stock are the New York Stock Exchange and the Lima Stock Exchange. The SPCC Common Stock symbol is PCU on the NYSE and on the Lima Bolsa.

## Others

The Branch in Peru has issued, in accordance with Peruvian law, 'investment shares' (formerly named labor shares) that are quoted on the Lima Stock Exchange under the symbol S-1 and S-2. Transfer Agent, registrar and stockholders services are provided by Banco de Crédito del Perú at Ave. Centenario 156, La Molina, Lima 12, Perú. Phone 51 (1) 348-5999, Fax 51 (1)-349-0592.

## Other Corporate Information

For other information on the corporation or to obtain additional copies of the annual report, contact the Corporate Communications Department at our corporate offices.

## Southern Peru Copper Corporation

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A., Phone: (602) 977-6500, Fax: (602) 977-6700.
NYSE Symbol: PCU

Ave. Caminos del Inca 171 (B-2), Chacarilla del Estanque, Santiago de Surco – Lima 33 - Perú.
Lima Stock Exchange Symbol: PCU.

Web Page: www.southernperu.com
Email address: spcc@southernperu.com.pe

**Form 10-K**
The enclosed Form 10-K, which contains the information required by the Securities and Exchange Commission, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, Consolidated Financial Statements and Notes to Consolidated Financial Statements, is an integral part of this Annual Report.

## Members of the Board of Directors

Germán Larrea Mota-Velasco
Manuel Calderón Cárdenas
Jaime Claro
Héctor García de Quevedo Topete
Xavier García de Quevedo Topete
Oscar González Rocha
Harold Handelsman
Genaro Larrea Mota-Velasco
John F. McGillicuddy
Armando Ortega G.
Gilberto Perezalonso Cifuentes
Ramiro G. Peru
Jaime Serra Puche
Daniel Tellechea Salido
J. Steven Whisler

## Audit Committee

Ambassador Everett E. Briggs
(resigned on February 17, 2002)

Gilberto Perezalonso Cifuentes
(appointed on July 15, 2002)

Jaime Serra Puche

John F. McGillicuddy

## Executive Officers

Germán Larrea Mota-Velasco
Chairman of the Board, Chief Executive Officer and Director

Oscar González Rocha
President, General Director and Chief Operating Officer

Daniel Tellechea Salido
Vice President Finance

Mario Vinageras
Vice President Commerciall

Remigio Martínez
Vice President, Exploration

Vidal Muhech
Vice President, Projects

Douglas E. McAllister
General Counsel

Héctor García de Quevedo Topete
Treasurer

Armando Ortega
Vice President, Legal and Secretary

Ernesto Durán Trinidad
Comptroller

## Administration of the Branch

Oscar González Rocha
President and General Director

José N. Chirinos
Director of Comptroller and Finance

José I. De los Heros
Commercial Director

Hans A. Flury
Legal Director

Alberto J. Giles
Human Resources Director

Manuel A. Plenge
Logistics Director

Elsiario Antúnez de Mayolo
Director of Cuajone Operations

Ezio Buselli
Director of Environmental Services

Edgard Corrales
Exploration Director

Fernando Mejía
Director of Toquepala Operations

William E. Torres
Director of Ilo Operations

Converter aisle at Ilo smelter